UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 4, 2022

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: March 4, 2022

AENZA S.A.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2020 AND 2021 (Free translation from the original in Spanish)

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2021

S/	=	Peruvian Sol
US$	=	United States dollar

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Members of the Board of AENZA S.A.A.

We have audited the accompanying consolidated financial statements of AENZA S.A.A. and Subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the Consolidated statements of cash flows corresponding to the years ended on those dates, as well as the summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) in force internationally. This responsibility includes designing, implementing, and maintaining the internal control that Management considers pertinent to allow the preparation and fair presentation of financial statements free of material misstatements, whether as a result of fraud or error; select and apply the appropriate accounting policies; and make reasonable accounting estimates in accordance with the circumstances.

Responsibility of the auditors

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. Our audits were carried out in accordance with the International Auditing Standards (ISA), published by the International Auditing and Assurance Standards Board (IAASB), approved for application in Peru by the Board of Deans of Associations of Public Accountants of Peru. Such standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements do not contain material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and information disclosed in the financial statements. The procedures selected depend on the auditor's judgment, which includes assessing the risk that the financial statements will contain material misstatements, whether as a result of fraud or error. In making this risk assessment, the auditor takes into consideration the relevant internal control of the Company in the preparation and fair presentation of the financial statements in order to design audit procedures in accordance with the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating whether the accounting principles applied are appropriate and whether the accounting estimates made by management are reasonable, as well as an evaluation of the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide us with a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all their significant aspects, the consolidated financial position of AENZA S.A.A. and Subsidiaries as of December 31, 2021 and 2020, as well as their financial performance and cash flows for the years ended on those dates, in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) in force internationally.

Emphasis of Matters

We want to call the attention to the following matters listed below. Our opinion has not been modified in relation to these matters:

1.
As indicated in Note 1, the consolidated financial statements for the year ended December 31, 2020 were prepared and issued with the authorization of Management and the Board of Directors on March 5, 2021. On March 5, we issued an unqualified opinion on the aforementioned financial statements, it contained an emphasis of matter paragraph related to the legal situation of the Company as of the date of the opinion, which has required an update. From the date on which the financial statements were submitted for the consideration of the shareholders for their approval, events occurred mainly related to the negotiations of the plea agreement with a material impact on the results that were registered in compliance with the International Financial Reporting Standards (IFRS). Consequently, as indicated in Note 2.32 to the consolidated financial statements, the Company restructured the financial statements as of December 31, 2020 mainly due to adjustments related to investigations derived from projects developed in partnership with companies of the Odebrecht Group and with the contingencies of the called Construction Club, whose effect was a decrease in assets of S/44,092 thousand, an increase in liabilities of S/49,788 thousand and a decrease in equity and results for the year of S/93,880 thousand. The aforementioned restructured consolidated financial statements were approved by the General Shareholders' Meeting on July 6, 2021.

2.
As indicated in Note 1 to the consolidated financial statements, AENZA S.A.A., in the so-called Lava Jato case, participated as a minority partner, directly and/or through subsidiaries and other entities with companies of the Odebrecht Group for the development of six projects of infrastructure; Cumbra Perú S.A. and Unna Transportes S.A. (subsidiaries of AENZA S.A.A.) were included in the criminal investigation that the Peruvian authorities have been carrying out for the alleged crime of corruption in relation to the Construction Club. Based on the Agreement entered into with the Prosecutor's Office and the Attorney General's Office on May 21, 2021, the Company registered in the financial statements as of December 31, 2021 the present value of the provision for the amount of S/240.1 million. The specific terms and conditions of the aforementioned Agreement are subject to judicial approval. Additionally, Cumbra Perú S.A. has also been included in a Sanctioning Administrative Process by INDECOPI due to the existence of the Construction Club. The Company and its legal advisors estimate that the fine to be imposed in this case should not exceed the value of S/52.6 million that was registered as of December 31, 2021. Management of the Company cannot rule out the possibility of finding, in the future, adverse evidence, nor does it rule out that the authorities or third parties find, in the future, adverse evidence not currently known regarding other projects developed during the period under investigation.

3.
As indicated in the Notes 12 and 15 to the consolidated financial statements, the Company has an account receivable from Gasoducto Sur Peruano (associate) for S/ 644 million as of December 31, 2021. Gasoducto Sur Peruano entered into a bankruptcy process due to the early termination of the concession contract with the Peruvian government to build, operate and maintain the transportation system for natural gas pipelines, this process is in the creditors’ recognition stage that will form the creditors’ assembly. Based on the preliminary plea agreement signed with the Peruvian authorities, the Company desisted from requesting an arbitration for the collection of that debt; however, according to the opinion of its legal advisors, the Company considers that Gasoducto Sur Peruano can exercise its right to collect from the Peruvian State for the net book value of the concession assets and thus recover the corresponding accounts receivable.

Lima, Peru
March 4, 2021
Reprisal by:
Jaime E. Vizcarra Moscoso
Chartered Public Accountant
Registration Nº 06847

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS				LIABILITIES AND EQUITY
		As of December 31,				As of December 31,
	Note	2020	2021		Note	2020	2021
		(as restated)				(as restated)
Current assets				Current liabilities
Cash and cash equivalents	9	900,168	957,178	Borrowings	18	452,884	241,340
Trade accounts receivables, net	10	687,514	590,280	Bonds	19	58,446	69,838
Work in progress	11	186,433	309,063	Trade accounts payable	20	1,064,416	980,767
Accounts receivable from related parties	12	27,338	20,817	Accounts payable to related parties	12	43,818	51,004
Other accounts receivable	13	404,743	487,058	Current income tax		34,494	94,958
Inventories, net	14	552,000	488,326	Other accounts payable	21	706,716	754,981
Prepaid expenses		22,972	32,142	Other provisions	22	92,757	154,829
Total current assets		2,781,168	2,884,864	Total current liabilities		2,453,531	2,347,717

Non-current assets				Non-current liabilities
Trade accounts receivable, net	10	689,293	683,306	Borrowings	18	445,436	338,560
Accounts receivable from related parties	12	620,071	643,897	Bonds	19	874,313	1,191,084
Prepaid expenses		22,264	23,607	Trade accounts payable	20	40,502	-
Other accounts receivable	13	328,223	201,360	Other accounts payable	21	183,232	92,369
Investments in associates and joint ventures	15	35,516	31,173	Accounts payable to related parties	12	36,297	50,712
Investment property	16.1	26,073	63,011	Other provisions	22	295,236	329,497
Property, plant and equipment, net	16.2	405,469	303,170	Deferred income tax liability	24	102,907	97,367
Intangible assets, net	17	791,990	743,391	Total non-current liabilities		1,977,923	2,099,589
Right-of-use assets, net	16.3	64,518	47,717	Total liabilities		4,431,454	4,447,306
Deferred income tax asset	24	262,165	275,076
Total non-current assets		3,245,582	3,015,708	Equity	23
				Capital		871,918	871,918
				Legal reserve		132,011	132,011
				Voluntary reserve		29,974	29,974
				Share Premium		1,131,574	1,131,574
				Other reserves		(169,234)	(135,947)
				Retained earnings		(728,637)	(829,714)
				Equity attributable to controlling interest in the Company		1,267,606	1,199,816
				Non-controlling interest		327,690	253,450
				Total equity		1,595,296	1,453,266
Total assets		6,026,750	5,900,572	Total liabilities and equity		6,026,750	5,900,572

The accompanying notes on pages 9 to 126 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2020	2021
		(as restated)

Revenues from construction activities		1,815,671	2,272,561
Revenues from services provided		936,485	1,094,439
Revenue from real estate and sale of goods		394,249	579,482
		3,146,405	3,946,482

Cost of construction activities		(1,716,309)	(2,178,648)
Cost of services provided		(811,505)	(918,212)
Cost of real estate and sale of goods		(308,339)	(454,484)
	26	(2,836,153)	(3,551,344)
Gross profit		310,252	395,138

Administrative expenses	26	(134,013)	(179,613)
Other income and expenses	28	(181,182)	(4,477)
Operating (loss) profit		(4,943)	211,048

Financial expenses	27	(146,355)	(262,574)
Financial income	27	39,316	5,773
Share of the profit or loss of associates and joint ventures accounted for using the equity method	15 a)-b)	770	(861)
Loss before income tax		(111,212)	(46,614)
Income tax expense	29	(62,208)	(43,700)
Loss from continuing operations		(173,420)	(90,314)

Loss from discontinued operations	36	(16,924)	(26,774)
Loss for the period		(190,344)	(117,088)

(Loss) profit attributable to:
Owners of the Company		(217,871)	(153,210)
Non-controlling interest		27,527	36,122
		(190,344)	(117,088)

Loss per share attributable to owners of the
Company during the period	34	(0.250)	(0.176)
Loss per share from continuing operations
attributable to owners of the Company during the period	34	(0.230)	(0.145)

The accompanying notes on pages 9 to 126 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2020	2021
		(as restated)

Loss for the period		(190,344)	(117,088)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	(626)	-
Foreign currency translation adjustment, net of tax	30	8,304	(5,987)
Exchange difference from net investment in a foreign operation, net of tax	30	708	(428)
Other comprehensive income for the period, net of tax		8,386	(6,415)
Total comprehensive income for the period		(181,958)	(123,503)

Comprehensive income attributable to:
Owners of the Company		(209,599)	(159,592)
Non-controlling interest		27,641	36,089
		(181,958)	(123,503)

Comprehensive income for the period attributable to owners of the Company:
Continuing operations		(192,020)	(132,818)
Discontinued operations		(17,579)	(26,774)
		(209,599)	(159,592)

The accompanying notes on pages 9 to 126 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2020 AND 2021
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number								Non-
	of shares		Legal	Voluntary	Share	Other	Retained		controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
(Loss) profit for the period	-	-	-	-	-	-	(217,871)	(217,871)	27,527	(190,344)
Cash flow hedge	-	-	-	-	-	(594)	-	(594)	(32)	(626)
Foreign currency translation adjustment	-	-	-	-	-	8,158	-	8,158	146	8,304
Exchange difference from net investment in a foreign operation	-	-	-	-	-	708	-	708	-	708
Comprehensive income of the period	-	-	-	-	-	8,272	(217,871)	(209,599)	27,641	(181,958)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(82,412)	(82,412)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(15,725)	(15,725)
- Additional acquisition of non-controlling	-	-	-	-	(605)	-	-	(605)	(89)	(694)
Total transactions with shareholders	-	-	-	-	(605)	-	-	(605)	(98,226)	(98,831)
Balances as of December 31, 2020	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(153,210)	(153,210)	36,122	(117,088)
Foreign currency translation adjustment	-	-	-	-	-	(5,957)	-	(5,957)	(30)	(5,987)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the period	-	-	-	-	-	(6,382)	(153,210)	(159,592)	36,089	(123,503)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,974)	(42,974)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(27,104)	(27,104)
- Additional acquisition of non-controlling	-	-	-	-	-	39,669	-	39,669	(39,669)	-
- Deconsolidation Adexus S.A.	-	-	-	-	-	-	52,133	52,133	-	52,133
- Dilution of non-controlling shareholders	-	-	-	-	-	-	-	-	(582)	(582)
Total transactions with shareholders	-	-	-	-	-	39,669	52,133	91,802	(110,329)	(18,527)
Balances as of December 31, 2021	871,918	871,918	132,011	29,974	1,131,574	(135,947)	(829,714)	1,199,816	253,450	1,453,266

The accompanying notes on pages 9 to 126 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2020	2021

OPERATING ACTIVITIES
Loss before income tax		(131,900)	(78,350)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	16.2	98,504	98,795
Amortization	17 e)	98,621	106,512
Impairment of inventories		791	2,984
Impairment of accounts receivable and other accounts receivable		134,964	29,389
Reversal of impairment of inventories		(821)	-
Debt condonation		(9,451)	-
Reversal of property, plant and equipment		-	8,088
Change in the fair value of the liability for put option		245	-
Other provisions		126,896	62,246
Renegotiation of liability for acquisition of non-controlling Morelco	28 a)	-	(70,322)
Financial expense,net		225,212	222,453
Impairment of investment		38	-
Incremental cost accrued		8,875	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	15 a)-b)	(770)	861
Reversal of provisions		(33,264)	(13,027)
Disposal of assets		8,895	2,410
Profit on sale of property, plant and equipment		(2,322)	(3,937)
(Profit) loss on remeasurement of accounts receivable		(25,888)	106,613
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		131,674	(82,527)
Other accounts receivable		(46,117)	30,403
Other accounts receivable from related parties		(20,641)	(57,258)
Inventories		22,578	59,201
Pre-paid expenses and other assets		(823)	(11,681)
Trade accounts payable		(42,062)	(55,131)
Other accounts payable		(58,011)	72,991
Other accounts payable to related parties		3,591	7,703
Other provisions		(9,051)	(27,964)
Interest payment		(137,369)	(146,369)
Payments for purchases of intangibles - Concessions		(3,519)	(5,157)
Payment of income tax		(112,851)	(75,641)
Net cash provided by operating activities		226,024	183,285

INVESTING ACTIVITIES
Sale of property, plant and equipment		9,118	9,162
Interest received		4,292	2,474
Dividends received	15 a)-b)	2,318	3,445
Payment for purchase of investments properties		(98)	(152)
Payments for intangible purchase		(46,767)	(53,808)
Payments for property, plant and equipment purchase		(33,596)	(38,087)
Net cash applied to investing activities		(64,733)	(76,966)

FINANCING ACTIVITIES
Loans received		185,644	281,079
Bonds issued		-	357,424
Amortization of loans received		(275,163)	(548,360)
Amortization of bonds issued		(37,981)	(48,858)
Payment for transaction costs for debt		-	(5,681)
Dividends paid to non-controlling interest	35	(82,412)	(25,693)
Cash received (return of contributions) from non-controlling shareholders		(15,725)	(27,104)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		-	(33,232)
Net cash applied to financing activities		(225,637)	(50,425)
(Net decrease) net increase in cash		(64,346)	55,894
Exchange difference		13,813	1,116
Cash and cash equivalents at the beginning of the period		950,701	900,168
Cash and cash equivalents at the end of the period	9	900,168	957,178

NON-CASH TRANSACTIONS:
Capitalization of interests		5,129	1,244
Acquisition of assets through finance leases		55	104
Dividends declared to non-controlling interest		9,631	17,281
Acquisition of right-of-use assets		9,673	7,988
Acquisition of supplier bonds		25,871	-

The accompanying notes on pages 9 to 126 are an integral part of the consolidated financial statements.

(Free translation from the original in Spanish)

AENZA S.A.A AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2021

1	GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in its investments in the different subsidiaries. In addition, the Company provides strategic and functional services and office leases to its set of subsidiaries.

The General Shareholder’s Meeting of November 2, 2020 approved the modification of the Company’s name from Graña y Montero S.A.A. to AENZA S.A.A., which was effective as of February 4, 2021.

The Corporation is a conglomerate of companies whose operations encompass different business activities such as engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate business.  See details of operating segments in Note 7.

b)	Authorization for the financial statements issuance

The condensed interim consolidated financial statements for the period ended December 31, 2021 have been prepared and issued with authorization of Company´s Management and the Board of Directors on March 4, 2022 and will be submitted for consideration and approval to the General Shareholder’s Meeting to be held within the term established by law. Management expects that the consolidated financial statements as of December 31, 2021, will be approved with no modifications.

In relation to the Financial Statements ended December 31, 2020, events with a material impact on the results occurred after the approval of the General Shareholders Meeting of March 31, 2021 and prior to the issuance of the annual report on Form 20-F on May 17, 2021.

These events consisted primarily of the achievement of significant progress in the negotiations of the Company's Collaboration Agreement which allowed for a reassessment of its contingency exposure.

In compliance with International Financial Reporting Standards (IFRS) and in connection with the above events the Financial Statements as of December 31, 2020 were restated as indicated in note 2.32.

The audited consolidated financial statements for the year ended December 31, 2020 were restated and issued with authorization of the Management and the Board of Directors on June 9, 2021 and were approved by the General Shareholder’s Meeting held on July 6, 2021.

c)	Changes in Shareholders and Board of Directors

On June 15, 2021, the Company was informed that IG4 Capital Infrastructure Investments LP (“IG4”) announced an “Oferta Publica de Adquisición” (“OPA”), or tender offer, for a total of 107,198,601 common shares with voting rights equivalent to 12.29% of the outstanding shares issued by AENZA S.A.A.

On August 10, 2021, the Company was informed that IG4 purchased a significant shareholding participation in AENZA S.A.A., amounting to 23.90% of the company’s outstanding shares, which 12.29% was purchased within the OPA and American Depositary Shares and additionally acquired voting rights of 11.61% through the “Transaction Documents”, as such documents were denominated in the OPA of July 12, 2021.  Furthermore, on August 12, 2021, certain shareholders of AENZA S.A.A. signed a Trust agreement with IG4 as trustee and La Fiduciaria S.A. as Trust, in which, among other aspects, IG4 acquired the voting rights of AENZA’s common shares representing approximately 8.97% of the company for a period of 8 years, which could be automatically renewed for an additional period of 8 years. As a result of the transactions described before, IG4 ended up controlling common shares for a total of 33.87% of the Company’s capital stock.

As a consequence of the new shareholder structure, a new Board of Directors was elected for the period 2021-2024 at the General Shareholders' Meeting held on September 20, 2021.

d)	Legal situation of the Corporation

The Company is involved in a series of criminal investigations conducted by the Public Ministry and administrative proceedings conducted by INDECOPI based on events that occurred between years 2003 and 2016. Such situations led to significant changes in the Corporation´s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner in six infrastructure projects with Odebrecht Group, directly or through its subsidiaries, in entities or consortiums. The resulting contingency from these projects has been determined in the Collaboration Agreement, and includes the following projects: IIRSA Sur Tranches 2 and 3, IIRSA Norte, the Electric Train Construction Project (Tranches 1 and 2) and Gasoducto Sur Peruano (GSP).

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. (formerly GyM S.A.) has been included, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. The resulting contingency from these projects has been determined in the Collaboration Agreement with the Prosecutor's Office and the Attorney General's Office.

Moreover, at the end of February 2020, the Public Ministry requested Unna Transporte S.A.C. (formerly Concar S.A.C.), be included in the criminal investigation, a request that was approved in October 2021. Just like other executives of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director and the former Corporate General Manager of the Company have been included in these criminal investigation.

Company´s management cannot guarantee possibility of finding additional adverse evidence in the future, nor  rule out the possibility of authorities or third parties finding additional adverse evidence not currently known with respect to the projects executed during the period under investigation.

Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement”

Following an internal investigation on the facts covered by the criminal investigations described above, the Company decided to provide the findings of the internal investigation to the authorities within the framework of a collaboration agreement process and in line with the commitment of transparency and integrity assumed. by the Company.

As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement by which the Anti-Corruption Prosecutor's Office and the Ad Hoc Attorney's Office undertook to enter into a definitive effective collaboration agreement that would give the Company and its Subsidiaries certainty regarding the contingencies it faces as a result of the aforementioned processes. In addition, in the aforementioned preliminary collaboration agreement, the Anti-Corruption Prosecutor's Office and the Ad Hoc Attorney's Office authorized the Company to disclose it but maintaining the legal reservation about its content.

On May 21, 2021, the Company entered into an Agreement with the Special Team of Peruvian prosecutors who are committed to full dedication to the knowledge of investigations related to corruption offenses of officials and related personnel, in which the company Odebrecht and others would have incurred (the "Prosecutor's Office") and with the ad hoc Public Prosecutor's Office for investigations and processes related to crimes corruption of officials, money laundering and related activities allegedly committed by the Odebrecht company and others (the "Attorney General's Office").

Through the Agreement, AENZA S.A.A. as well as two of its subsidiaries, accepts they were utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/321.9 million and US$41.1 million. The civil penalty is subject to (i) a repayment tenor of 12 years, (ii) the legal interest rate in domestic and foreign currency, (iii) a total collateral of S/197.0 million through a trust agreement that includes shares issued by a subsidiary of AENZA, a real estate asset guarantee and a debt service guaranty account.  Among other conditions, the Agreement includes a restriction to participate in public construction and road maintenance contracts for 2 years from the approval of the Agreement. As at 31 December 2021, we registered the present value of the amounts described before, which amount to S/164.6 million and US$18.9 million (in total S/240.1 million).

The civil penalty covers the total contingency to which the Company is exposed to as a result of the investigations revealed in the financial statements notes since 2017.  Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

The Prosecutor's Office has been obliged under the Agreement to request with respect to the projects subject to it, the complete exemption of the Company from the scope of Law 30737 and its implementing regulation approved by Decreto Supremo No 096-2018-EF.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Commission for the Defense of Free Competition of INDECOPI (the “Commission”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/. 67 million against Cumbra Peru S.A., which is currently being challenged and is pending of resolution by the final administrative instance within the Indecopi Court. As of December 31, 2021, Cumbra Peru recorded an estimated provision amounting to S/52.6 (as of December 31, 2020 a present value equivalent to S/ 24.5 million was recorded).

Investigations and administrative process initiated by INDECOPI in relation with the labor recruitment market

On February 7, 2022, Cumbra Peru S.A. (formerly "GyM") and Unna Transportes S.A.C.(formerly Concar) were notified with Resolution No. 038-2021/DLC-INDECOPI, by means of which the “Direccion Nacional de Investigación y Promoción de la Libre Competencia” of Indecopi resolved to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at national level between the years 2011 and 2017.  It corresponds to the Commission for the Defense of Free Competition of Indecopi to resolve the case and in second instance to the Chamber for the Defense of Competition of Indecopi. In the opinion of management and its legal advisors, it is not possible to calculate the potential sanction to be imposed against Cumbra Peru S.A. and Unna Transportes S.A.C. because there are no precedents in the country of sanctioning procedures for collusive practices in the labor market.

e)	New State of Emergency due to COVID-19

On February 25, 2022, the Peruvian Government extended the State of National Emergency for a period of 32 days as of February 28, 2022, as a result of COVID-19. Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until March 31, 2022. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities.

The Company’s Management continues to monitor the evolution of the situation and the guidance of the national and international authorities, since events beyond the control of Management may arise that require modifying the established business plan. Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations, however until the date of approval of the audited financial statements, it is not expected that operations and going concern will be affected.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2020 and 2021, respectively.

The consolidated financial statements have been prepared under the historical cost principle, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Sol unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Also requires that the Management exercise its critical judgment in the process of applying the Corporation's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Corporation. They are deconsolidated from the date that control ceases.

The Corporation applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Corporation evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis. As of December 31, 2020, and 2021, the measurements of the non-controlling interest in the Corporation´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Corporation with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IFRS 9 “Financial Instruments” as profit or loss.

Goodwill is initially measured as the excess of the acquisition cost, the fair value at the acquisition date of any interest previously acquired plus the fair value of the non-controlling interest, over the net identifiable assets acquired and liabilities and contingent liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss at the time of acquisition.

For consolidating subsidiaries, balances, income, and expenses from transactions between Corporation companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Corporation companies use common accounting practices, except for those that are specifically required for specific businesses.

b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries

When the Corporation ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements

Contracts in which the Corporation and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Corporation has assessed the nature of its joint arrangements and determined them to be both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Corporation’s share of the post-acquisition profits or losses and movements in the comprehensive income statement.

The Corporation assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Corporation calculates the amount of impairment as the difference between the recoverable amount of the associate and it carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Corporation stops the use of the equity method if the entity ceases to be an operating entity.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and, on any revenue, or cost arisen from the joint operation.

In the Corporation, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Corporation has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method - see section d) above.

Profits and losses resulting from transactions between the Corporation and its associates are recognized in the Corporation’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Corporation.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting

Operating segments are reported in a consistent manner with internal reporting provided to the Management of the Corporation.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Corporation restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in Peruvian soles, which is the functional and presentation currency of the Corporation. All subsidiaries, joint arrangements, and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using prevailing the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income. Foreign exchange gains and losses of all monetary items are included in the income statement within financial income or expense.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Company and separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are re-classified in the income statement on the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation”.

c)	Corporation companies

The results and financial position of all the Corporation entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of the Corporation are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position are translated using the closing exchange rate prevailing at the date of the consolidated statement of financial position;
ii)
income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and
iv)	all exchange differences are recognized as separate components in other comprehensive income, within foreign currency translations adjustment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Corporation and the Peruvian Government entitle the Corporation, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset, an intangible asset or both, as stated below:

a)
It is recognized as a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (financial asset model).

b)
It is recognized as an intangible asset to the extent that the service agreement grants the Corporation a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15-iii (intangible asset model).

c)	It is recognized as a financial asset and an intangible asset when the Corporation recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of borrowings as current liabilities.

2.7	Financial assets

2.7.1	Classification and measurement

The Corporation classifies its financial assets, according to its subsequent measurement, in the following categories: i) amortized cost; ii) financial assets at fair value through other comprehensive income and iii) financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired on the basis of the Corporation's business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2020, and 2021, the Corporation only maintains financial assets in the following categories:

a)	Amortized cost

This category is the most relevant for the Corporation. The Corporation measures financial assets at amortized cost if the following conditions are met:

i) The financial asset is held within a business model with the objective of maintaining the financial assets to obtain the contractual cash flows; and

ii) The contractual terms of the financial asset generate cash flows, on specific dates, that are only payments of the principal and interest on the amount of the outstanding principal.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Profits and losses are recognized in profits or losses when the asset is written off, modified or impaired.

Trade accounts receivable, accounts receivable from related companies, other accounts receivable, work in progress and cash and cash equivalents are included in current assets except for those over twelve months after the date of the consolidated statement of financial position. The latter are classified as non-current assets.

b)	Financial assets at fair value through other comprehensive results

Financial assets at fair value through other comprehensive income of the Corporation are classified in this category when they meet the following conditions:

i) keep them within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

c)	Financial assets at fair value through profit or loss

Financial assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. The result in a debt investment that is subsequently measured at fair value through gains and losses is recognized in the consolidated statement of comprehensive income in the period in which it occurs.

Financial assets at fair value through profit or loss are non-derivative financial assets initially recognized  by the Corporation at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Corporation derecognizes a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

The Corporation participates in transactions in which it transfers the assets recognized in its statement of financial position but retains all or substantially all the risks and advantages of the assets transferred, and/or control over them. In these cases, the assets transferred are not derecognized and are measured on a basis that reflects rights and obligations that the Corporation has retained.

2.8	Impairment of financial assets

IFRS 9 “Financial Instruments”, requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over twelve months or for the entire life of the financial instrument ("lifetime"). In accordance with the provisions of the standard, the Corporation applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector and the general approach for the trade accounts receivables and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on twelve months after the reporting date or during the entire life of the asset.

The Corporation has established a policy to conduct an evaluation at the end of each reporting period to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at twelve months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Corporation has no reasonable expectation of recovering, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is signed into and are subsequently re-measured at their fair value at the end of each reporting period. The method for recognizing the gain or loss resulting from changes in the fair value of the derivatives depends on whether they are designated as a hedging instrument, and if so, the nature of the item being hedged.

The Corporation designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge). Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value.

The Corporation documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedges transactions. The Corporation also documents its assessment, both at hedge inception as at the date of each subsequent statement of financial position, of whether the derivatives used in hedges transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of various derivative instruments used for hedging purposes and changes in the account reserves for hedges in equity are disclosed in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than twelve months and as a current asset or liability when the remaining maturity period of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place).

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as “Financial income or Financial expenses”.

However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset.  The deferred amounts are finally recognized in cost of goods sold in the case of inventory or depreciation in the case of fixed assets.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and will be reversed to income when the forecasted transaction is finally recognized in the statement of comprehensive income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “other income and expenses, net”.

2.10	Trade accounts receivables

Trade receivables are amounts due from customers for goods or services sold by the Corporation. If the collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at a nominal amount which is similar to their fair values since they are short term.

It includes Management estimates corresponding to the collection rights for services performed pending invoice and/or approval by client, which have been valued using the completion percentage method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A.). In the Infrastructure segment, for concessions it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the model of the financial asset (Note 2.5).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.27 for detail on revenue recognition from construction activities and concessions services).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known, based on the progress completed.

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity, materials used in the construction activity and marketed supplies for exploration and extraction activities.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to the construction.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is recognized; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an impairment estimated is recorded; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

b)	Exploration and extraction activities

Inventories are valued at production costs or net realizable value (NRV), the one with the lowest result, on the basis of the weighted average method. The NRV represents the value at which it is estimated to make oil, gas and its derivatives LPG and HAS, which is calculated on the basis of international prices at which discounts that are usually granted are deducted. Miscellaneous supplies, materials, and spare parts are valued at cost or replacement value, whichever is less based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories to be received are recorded at cost by the specific identification method.

The Corporation constitutes a devaluation of materials charged to income for the year in cases in which the book value exceeds its recoverable value.

c)	Other activities

Materials and supplies are recorded at cost by the weighted average method or at replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes.

The devaluation of these items is estimated on the basis of specific analysis made by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined.

Management considers that as of the date of the consolidated financial statements it is not necessary to establish additional provisions to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

2.13	Investment property

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. If the property’s carrying amount is greater than its estimated recoverable amount, an adjustment to reduce the carrying amount to the recoverable amount is recognized.

Depreciation is determined by the straight-line method at a rate that is considered sufficient to absorb the cost of the assets and the end of the useful life and considered their significant components with useful lives substantially different (each component is treated separately for depreciation purposes). The estimated useful lives of those properties range from 5 to 50 years.

These investment properties have been leased under the modality of an operating lease.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost of the item can be measured reliably. Repairs and maintenance expense are charged to the statement of income during the financial period in which they are incurred.

Assets under construction are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable of producing is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Buildings and facilities	Between 3 and 50
Machinery and equipment	Between 2 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

Residual values and useful lives are reviewed and adjusted as appropriate at each reporting date. Gains and losses on disposals are recognized in “Other income and expenses, net” in the statement of income. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. If the payment made, the amount of the non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of income.

Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized as an expense in item “Other income and expenses, net” and cannot be reversed later.

ii)	Trademarks

Trademarks acquired separately are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized as an expense in item “Other income and expenses, net”. The carrying amount that has been subject to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in the “other income and expenses, net” item.

iii)	Concession rights

The intangible asset consisting of the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 6.b) is initially recorded at the fair value of construction or improvement services and before amortization is started, an impairment test is performed; it is amortized under the straight-line method, from the date revenue starts using the lower of its estimated expected useful life or effective period of the concession agreement.

iv)	Contractual relationships with customers

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over a period of time based on the estimated permanent of the Corporation’s customer (the estimation of useful life is based on the term of contract with customers which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

v)	Cost of development wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks III, IV, and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Block V and the unit of production method for Blocks III and IV), until the end period of the agreements signed with Perupetro.

vi)	Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

-	technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product and use or sell it;
-	there is the ability to use or sell the software product;
-	it can be demonstrated how the software product will probably generate future economic benefits;
-	technical, financial and other resources are available to complete the development and to use or sell the software product; and
-	expenses incurred during its development can be reliably measured.

Other development costs that do not meet these criteria are recognized in the statement of income as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

vii)	Land use rights

Refers to the rights maintained by the subsidiary Promotora Larcomar S.A. Land use of rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets subject to amortization are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered. Impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of its fair value and its value in use. For purposes of the impairment assessment, assets are grouped at the lowest levels in which they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than goodwill that have been subject to write-offs for impairment is reviewed at each reporting date to verify possible reversals of impairment.

2.17	Financial liabilities

The financial liabilities of the Corporation include trade accounts payable, accounts payable to related parties, remuneration and other accounts payable. All financial liabilities are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Financial liabilities are classified as current liabilities if the payment must be made within a year or less or in the normal operating cycle of the business if it is greater, otherwise, they are presented as non-current liabilities.

2.18	Trade accounts payable

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer), if not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable within less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.19	Financial liabilities at fair value through profit or loss

Financial liabilities designated at initial recognition at fair value through profit or loss are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Company has only designated the obligation with BCI Peru as a financial liability at fair value through profit or loss, see Note 18-d.

2.20	Other financial liabilities

Corresponds to the loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.21	Borrowing costs

Debt costs are recognized at the statement of income in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than twelve months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.22	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated based on the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where appropriate, establishes provisions based on amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates (and legislation) that have been enacted as of the date of the statement of financial position and that are expected to be applicable when the deferred income tax is realized or paid.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

2.23	Employee benefits

The Corporation recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Corporation has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Corporation determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, wages and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2020, and 2021, the Corporation does not grant benefits in this category.

Termination benefits are those benefits payable as a result of (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the conclusion of the relationship of work.

Short-term benefits:

a)	Current salaries and wages

The current remunerations are constituted by salaries, wages, contributions to social security, statutory bonuses and compensation for the time of services. Salaries, wages, and contributions to social security are settled on a monthly basis.

Entities of the Corporation recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile and Colombia. In Peru bonuses correspond to two monthly payments, and accrue based on the consideration of the service. There are no bonuses in Chile and in Colombia it is called service bonus and corresponds to a monthly remuneration per year.

The compensation for time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities of the Corporation operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) in Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) in Chile this benefit is not available.

b)	Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation for the annual vacations of personnel resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

c)	Workers’ profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each entity of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) or 10% of the profit, to be determined by the employer, (iii) in Colombia these benefits are not provided to employees up to a maximum of twelve monthly remunerations.

Termination benefits

The Corporation entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); in the legislation of Chile is granted compensation of thirty days of monthly salary for each year worked with a maximum salary of 330 days.

2.24	Provisions

a)	General

Provisions are recognized when i) the Corporation has a present, legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the statement of income as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized and are disclosed only if it is probable that the Corporation will generate an income from economic benefits in the future.

b)	Provision for the closure of production wells

The subsidiary Unna Energia S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from this obligation measured at its fair value and discounted at its present value, according to the valuation techniques established by IFRS 13, “Fair Value Measurement”, and is simultaneously charged to the intangible account in the consolidated statement of financial position.

Subsequently, the liability is increased in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost will be depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows they are recognized as an increase or decrease in the book value of the obligation and the asset to which they relate to. Any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the consolidated statement of income.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries should also take into consideration if the said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are to be carried out (Note 2.16).

2.25	Put option arrangement

In the case of a put option contract on the equity of a subsidiary that allows the shareholder to reallocate its shares in a certain period, the amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in profit and loss.

2.26	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, of the proceeds, net of taxes.

2.27	Revenue recognition from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a specific time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the client.

The Corporation recognizes the income through the application of the five steps defined in the regulation i) identification of the contract with the client; ii) identification of performance obligations in the contract; iii) determination of the price of the transaction; iv) allocation of the transaction price for performance obligations; and v) recognition of income when (or as) a performance obligation is satisfied.

The following details the Corporation policy of recognition for each type of income according to IFRS 15:

i)	Engineering and construction

Revenues from engineering and construction (E&C) contracts are recognized over time as the Corporation performs its obligations because there is a continuous transfer of control of the deliverable to the customer pursuant to the terms of such contracts. For this reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract. In this manner, revenues are accounted for using the percentage-of-completion method, based on surveys of performance by the Corporation’s experts who review the work performed to date under each contract.

The Corporation recognizes revenue based on surveys of work to date, using the output method, which is the direct measurement of the value to the customer of the construction services completed to date relative to the remaining services to be performed under the contract. The Corporation believes that the use of the output method based on surveys of performance provides a faithful depiction of the transfer of services by the Corporation to the customer because it reflects an enforceable right to payment from the Corporation for the work completed to date.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues. Otherwise, liabilities are generated for the accrued costs not invoiced. When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

Revenues for additional work resulting from a modification or an instruction received from the customer to make a change in the scope of work or the price, or both, will result in an increase in contract revenue. The Corporation does not account for contract modifications unless approved by the customer. In addition, the Corporation reviews the enforceability of changes to the rights and obligations in contract modifications.

As part of its evaluation of whether changes to the rights and obligations in a contract modification are enforceable, the Corporation considers whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Corporation’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Corporation to be enforceable.

The Corporation estimates the change in the transaction price arising from the contract modification if the transaction price has not yet been approved by the customer in accordance with the requirements of IFRS 15 to estimate variable consideration. In order to include variable consideration related to a contract modification in the estimated transaction price, the Corporation must conclude that it is ‘highly probable’ that a significant revenue reversal will not occur. The Corporation determines the probability that the revenue reversal will occur (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors is present: i) contractual entitlement; ii) past practices with the customer; iii) specific discussions or preliminary negotiations with the customer; and iv) verbal approval by the customer. If, as a result of such analysis, the Corporation concludes that it is ‘highly probable’ that a significant reversal in the amount of revenue recognized will not occur, it recognizes the variable consideration relating to the contract modification.

When the contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

The nature of certain contracts, such us cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. The Corporation estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Corporation will be entitled. These methods require the Corporation to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies.

ii)	Real-estate – Real estate, urban and industrial lots

Sale of Real estate

Revenue from sales of real estate properties is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the incomes received will be recognized as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) Urban authorization of the industrial lot.

iii)	Energy

Income for provided services of oil and gas extraction, fuel dispatch and other services

The revenue from providing these services is recognized at the time the service is provided, calculating the service actually provided as a portion of the total services to be provided. This type of income has a single performance obligation; that is performed when the service is provided at a time moment.

Income from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income there is only one performance obligation for the sale of oil, which is enforced at the delivery of the goods.

iv)	Infrastructure

Income from concession services

Revenues from concession services correspond to operation and maintenance services and are recognized according to their nature in the period in which the service is provided. In this revenue there is only one performance obligation, enforced when the service is provided.

2.28	Recognition of cost and expenses

Engineering and construction contracts

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Corporation evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

Costs for sale of oil and derivative products

The costs of the services rendered, and the costs of sales of petroleum and derivative products are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they accrue, regardless of when they are paid and are recorded in the accounting periods to which they relate.

Costs for concession operation services

The costs of the operation and maintenance services are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they are accrued, regardless of when they are paid and are recorded in the accounting periods with which they are related.

2.29	Leases

Lease contracts are analyzed for the purpose of identifying those containing the characteristics according to IFRS 16 Leases (hereinafter “IFRS 16”) for recognition, measurement, presentation and disclosure.

The Corporation evaluates in every lease contract the following:

•	If you have the right to control the use of the identified asses,
•	If the contract term is longer that twelve months,
•	If the underlying asset amount is a material amount, and,
•	That the fees to be paid are not entirely variable.

a)	Leases in which the Corporation is a lessee

The Corporation recognizes a right-of-use asset and a lease liability as of the beginning of the lease.

The right-of-use asset is initially measured by the initial amount of the lease liability adjusted for any lease payment made on or before the start date, plus the initial direct costs incurred. The right-of-use assets are depreciated in a straight line, from the start date until the end of the lease contract. The term of the lease includes the periods covered by an option to extend the contract if the Corporation is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is measured again when there is a change in future lease payments that arise from a change in an index or rate, if there is a change in the Corporation's estimate of the amount expected to be paid under a residual value guarantee, or if the Corporation changes its assessment of whether it is sure that it will exercise a purchase, extension or term option.

When the lease liability is measured again, the carrying amount of the right-of-use asset is adjusted.

In engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the Corporation segments, report them in financial expenses.

Operational cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

b)	Leases in which the Corporation is a lessor

Liabilities for operating leases and assets are included in the statement of financial position according to the nature of the asset. Revenues from operating leases are recognized in a straight line over the term of the lease agreement and the incentives granted to lessees are reduced from rental income.

Based on the foregoing, the Corporation as lessor has not changed the recognition of its leases.

2.30	Dividend distribution

Dividend distribution to the Corporation shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.31	Non-operating items

Non-operating items are separately shown in the financial statements when they are necessary to provide an adequate understanding of the Corporation’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.32	Balances reclassified as of December 31, 2020

i) Account balance restated as of December 31, 2020 due to subsequent events as of June 9, 2021

Since the date of the financial statements were submitted to our shareholders for their approval, until the date of presentation to the Securities and Exchange Commission of the financial information attached to the annual report 20F, subsequent events with material impact on our results have occurred and as a result, we have recorded such impacts herein. As explained in Note 1 b), these events consisted mainly of: (i) the achievement of considerable progress in the negotiations of the Company’s plea bargain agreement; and (ii) the notification of the conclusion of the sanctioning administrative procedure evidentiary stage with the recommendation of the Technical Secretariat of INDECOPI for the imposition of a fine, that has allowed us to reassess our estimate of our exposure to the contingencies including within its scope.

Adjustments made from the date on which the the financial statements were submitted for approval, until the date of these financial statements are as follows:

a)
The reassessment of the estimate of the civil indemnity payable to the Peruvian State, increasing the present value by S/25.3 million. In other and, the present value of the civil indemnity provision equivalent to S/2.2 million was reclassified from "other income and expenses, net" to "financial income". Additionally, the schedule and method of payment was modified, and consequently, the distribution between current and non-current portions of the caption "other provisions" was modified.

b)
The recording of the present value of the exposure estimation to the fine that the Technical Secretariat of INDECOPI recommended for the administrative process followed against the subsidiary Cumbra Peru for S/24.5 million, which was recorded, under the caption "other income and expenses, net."

c)
The recording in the subsidiary Concesionaria Via Expresa Sur S.A. of additional provision totalling S/43.6 million as a consequence of the resignation on further collections from Municipalidad de Lima for any concept arising from the Concession contract termination, which was recorded in in the caption "other income and expenses, net."

d)	An adjustment to the deferred tax account was recorded on the present value of an account receivable from SUNAT equivalent to S/.0.5 million.

As a result of this process, the amounts in the consolidated statement of financial position are adjusted as follows:

	As of			As of
	December 31,			December 31,
	2020	Adjustment		2020
ASSETS	Audited			As restated
Current assets
Cash and cash equivalents	900,168	-		900,168
Trade accounts receivables, net	703,167	-		703,167
Work in progress, net	186,433	-		186,433
Accounts receivable from related parties	27,338	-		27,338
Other accounts receivable	477,165	(43,634)	(c)	433,531
Inventories, net	552,000	-		552,000
Prepaid expenses	22,972	-		22,972
Total current assets	2,869,243	(43,634)		2,825,609

Non-current assets
Trade accounts receivable, net	730,666	-		730,666
Accounts receivable from related parties	620,071	-		620,071
Prepaid expenses	22,264	-		22,264
Other accounts receivable	328,223	-		328,223
Investments in associates and joint ventures	35,516	-		35,516
Investment property	26,073	-		26,073
Property, plant and equipment, net	405,469	-		405,469
Intangible assets, net	791,990	-		791,990
Right-of-use assets, net	64,518	-		64,518
Deferred income tax asset	262,623	(458)	(d)	262,165
Total non-current assets	3,287,413	(458)		3,286,955

Total assets	6,156,656	(44,092)		6,112,564

	As of			As of
	December 31,			December 31,
	2020	Adjustment		2020
	Audited			As restated
LIABILITIES AND EQUITY
Current liabilities
Borrowings	452,884	-		452,884
Bonds	58,446	-		58,446
Trade accounts payable	1,097,167	-		1,097,167
Accounts payable to related parties	43,818	-		43,818
Current income tax	34,494	-		34,494
Other accounts payable	718,406	-		718,406
Provisions	141,744	(48,987)	(a, b)	92,757
Total current liabilities	2,546,959	(48,987)		2,497,972

Non-current liabilities
Borrowings	445,436	-		445,436
Bonds	874,313	-		874,313
Trade accounts payable	40,502	-		40,502
Other accounts payable	183,230	2		183,232
Accounts payable to related parties	36,297	-		36,297
Provisions	237,836	98,773	(a, b)	336,609
Deferred income tax liability	102,907	-		102,907
Total non-current liabilities	1,920,521	98,775		2,019,296
Total liabilities	4,467,480	49,788		4,517,268

Equity
Capital	871,918	-		871,918
Legal reserve	132,011	-		132,011
Voluntary reserve	29,974	-		29,974
Share Premium	1,131,574	-		1,131,574
Other reserves	(169,234)	-		(169,234)
Retained earnings	(635,101)	(93,536)		(728,637)
Equity attributable to controlling interest in the Company	1,361,142	(93,536)		1,267,606
Non-controlling interest	328,034	(344)		327,690
Total equity	1,689,176	(93,880)		1,595,296
Total liabilities and equity	6,156,656	(44,092)		6,112,564

As a result of this process, the amounts in the consolidated statement of income are adjusted as follows:

	For the year ended December 31, 2020
	Audited	Adjustment		As restated

Revenues from construction activities	1,815,671	-		1,815,671
Revenues from services provided	1,055,423	-		1,055,423
Revenue from real estate and sale of goods	442,935	-		442,935
	3,314,029	-		3,314,029

Cost of construction activities	(1,716,309)	-		(1,716,309)
Cost of services provided	(929,206)	-		(929,206)
Cost of real estate and sale of goods	(347,906)	-		(347,906)
	(2,993,421)	-		(2,993,421)
Gross profit	320,608	-		320,608

Administrative expenses	(152,909)	-		(152,909)
Other income and expenses	(87,232)	(95,614)	(a, b, c)	(182,846)
Operating profit (loss)	80,467	(95,614)		(15,147)

Financial expenses	(156,943)	-		(156,943)
Financial income	37,231	2,189	(a)	39,420
Share of the profit or loss of associates and joint ventures accounted for using the equity method	770	-		770
Loss before income tax	(38,475)	(93,425)		(131,900)
Income tax expense	(57,989)	(455)		(58,444)
Loss for the year	(96,464)	(93,880)		(190,344)

(Loss) profit attributable to:
Owners of the Company	(124,335)	(93,536)		(217,871)
Non-controlling interest	27,871	(344)		27,527
	(96,464)	(93,880)		(190,344)

Loss per share attributable to owners of the
Company during the year	(0.143)	(0.107)		(0.250)

As a result of this process, the amounts in the consolidated statement of cash flow are adjusted as follows:

	For the year ended December 31, 2020
	Audited	Adjustment		As restated

OPERATING ACTIVITIES
Loss before income tax	(38,475)	(93,425)		(131,900)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	98,504	-		98,504
Amortization	98,621	-		98,621
Impairment of inventories	791	-		791
Impairment of accounts receivable and other accounts receivable	91,330	43,634	(c)	134,964
Reversal of impairment of inventories	(821)	-		(821)
Debt condonation	(9,451)	-		(9,451)
Change in the fair value of the liability for put option	245	-		245
Other provisions	80,673	46,223	(a, b)	126,896
Financial expense,net	225,212	-		225,212
Impairment of investment	38	-		38
Incremental cost accrued	8,875	-		8,875
Share of the profit and loss of associates and joint ventures accounted for using the equity method	(770)	-		(770)
Reversal of provisions	(36,827)	3,563	(a, b)	(33,264)
Disposal of assets	8,895	-		8,895
Profit on sale of property, plant and equipment	(2,322)	-		(2,322)
Profit on remeasurement of accounts receivable	(25,888)	-		(25,888)
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	131,674	-		131,674
Other accounts receivable	(46,120)	3		(46,117)
Other accounts receivable from related parties	(20,641)	-		(20,641)
Inventories	22,578	-		22,578
Pre-paid expenses and other assets	(823)	-		(823)
Trade accounts payable	(42,062)	-		(42,062)
Other accounts payable	(58,013)	2		(58,011)
Other accounts payable to related parties	3,591	-		3,591
Other provisions	(9,051)	-		(9,051)
Interest payment	(137,369)	-		(137,369)
Payments for purchases of intangibles - Concessions	(3,519)	-		(3,519)
Payment of income tax	(112,851)	-		(112,851)
Net cash provided by operating activities	226,024	-		226,024

INVESTING ACTIVITIES
Net cash applied to investing activities	(64,733)	-		(64,733)

FINANCING ACTIVITIES
Net cash applied to financing activities	(225,637)	-		(225,637)
Net decrease in cash	(64,346)	-		(64,346)
Exchange difference	13,813	-		13,813
Cash and cash equivalents at the beginning of the year	950,701	-		950,701
Cash and cash equivalents at the end of the year	900,168	-		900,168

NON-CASH TRANSACTIONS:
Capitalization of interests	4,887	-		4,887
Acquisition of assets through finance leases	71	-		71
Acquisition of right-of-use assets	12,075	-		12,075
Reclassification to other accounts receivable by Concesionaria Vía Expresa Sur	24,157	-		24,157
Acquisition of supplier bonds	25,871	-		25,871
ii) Balances reclassified in the consolidated statement of financial position submitted on June 9, 2021

The reclassified balance comes from the subsidiary Cumbra Peru S.A. and correspond to the presentation of the net position of customer and supplier balances related to the projects that are in arbitration proceedings:

-	Generating Plant MachuPiccu (Empresa de Generacion Electrica Machu Picchu S.A.)
-	Talara Refinery (Tecnicas Reunidas de Talara S.A.C.)
-	Cerro del Águila Hydroelectric Power Plant (Andritz Hydro S.A.)

As a result of this process, the balances in the consolidated statement of financial position are reclassified as follows:

	As of		As of
	December 31,		December 31,
	2020		2020
	(*)	Reclassification	As restated
ASSETS
Current assets
Cash and cash equivalents	900,168	-	900,168
Trade accounts receivables, net	703,167	(15,653)	687,514
Work in progress, net	186,433	-	186,433
Accounts receivable from related parties	27,338	-	27,338
Other accounts receivable	433,531	(28,788)	404,743
Inventories, net	552,000	-	552,000
Prepaid expenses	22,972	-	22,972
Total current assets	2,825,609	(44,441)	2,781,168

Trade accounts receivable, net	730,666	(41,373)	689,293
Accounts receivable from related parties	620,071	-	620,071
Prepaid expenses	22,264	-	22,264
Other accounts receivable	328,223	-	328,223
Investments in associates and joint ventures	35,516	-	35,516
Investment property	26,073	-	26,073
Property, plant and equipment, net	405,469	-	405,469
Intangible assets, net	791,990	-	791,990
Right-of-use assets, net	64,518	-	64,518
Deferred income tax asset	262,165	-	262,165
Total non-current assets	3,286,955	(41,373)	3,245,582

Total assets	6,112,564	(85,814)	6,026,750

(*) Consolidated statement of financial position submitted on June 9, 2021 (Note 2.32-i)

	As of		As of
	December 31,		December 31,
	2020		2020
	(*)	Reclassification	As restated
LIABILITIES AND EQUITY
Current liabilities
Borrowings	452,884	-	452,884
Bonds	58,446	-	58,446
Trade accounts payable	1,097,167	(32,751)	1,064,416
Accounts payable to related parties	43,818	-	43,818
Current income tax	34,494	-	34,494
Other accounts payable	718,406	(11,690)	706,716
Provisions	92,757	-	92,757
Total current liabilities	2,497,972	(44,441)	2,453,531

Non-current liabilities
Borrowings	445,436	-	445,436
Bonds	874,313	-	874,313
Trade accounts payable	40,502	-	40,502
Other accounts payable	183,232	-	183,232
Accounts payable to related parties	36,297	-	36,297
Provisions	336,609	(41,373)	295,236
Deferred income tax liability	102,907	-	102,907
Total non-current liabilities	2,019,296	(41,373)	1,977,923
Total liabilities	4,517,268	(85,814)	4,431,454

Equity
Capital	871,918	-	871,918
Legal reserve	132,011	-	132,011
Voluntary reserve	29,974	-	29,974
Share Premium	1,131,574	-	1,131,574
Other reserves	(169,234)	-	(169,234)
Retained earnings	(728,637)	-	(728,637)
Equity attributable to controlling interest in the Company	1,267,606	-	1,267,606
Non-controlling interest	327,690	-	327,690
Total equity	1,595,296	-	1,595,296
Total liabilities and equity	6,112,564	(85,814)	6,026,750

(*) Consolidated statement of financial position submitted on June 9, 2021 (Note 2.32-i)

iii) Balances reclassified as a discontinued operations in the consolidated statement of income submitted on June 9, 2021

On December 27, 2021, the Company entered into the purchase and sale agreement for its entire interest in Adexus S.A. (hereinafter "Adexus"), therefore, as of December 31, 2020 the balance of this subsidiary were reclassified as a discontinued operation for the reasons explained in Note 36.

As a result of this process, the balances in the consolidated statement of income are reclassified as follows:

	For the year ended
	December 31, 2020
	(*)	Adexus	As restated

Revenues from construction activities	1,815,671	-	1,815,671
Revenues from services provided	1,055,423	(118,938)	936,485
Revenue from real estate and sale of goods	442,935	(48,686)	394,249
	3,314,029	(167,624)	3,146,405

Cost of construction activities	(1,716,309)	-	(1,716,309)
Cost of services provided	(929,206)	117,701	(811,505)
Cost of real estate and sale of goods	(347,906)	39,567	(308,339)
	(2,993,421)	157,268	(2,836,153)
Gross profit	320,608	(10,356)	310,252

Administrative expenses	(152,909)	18,896	(134,013)
Other income and expenses	(182,846)	1,664	(181,182)
Operating loss	(15,147)	10,204	(4,943)

Financial expenses	(156,943)	10,588	(146,355)
Financial income	39,420	(104)	39,316
	770	-	770
Loss before income tax	(131,900)	20,688	(111,212)
Income tax expense	(58,444)	(3,764)	(62,208)
Loss from continuing operations	(190,344)	16,924	(173,420)

Loss from discontinued operations	-	(16,924)	(16,924)
Loss for the period	(190,344)	-	(190,344)

(Loss) profit attributable to:
Owners of the Company	(217,871)	-	(217,871)
Non-controlling interest	27,527	-	27,527
	(190,344)	-	(190,344)

(*) Consolidated statement of financial position submitted on June 9, 2021 (Note 2.32-i)

3	STANDARDS, AMENDMENTS, AND INTERPRETATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a)	New standards and amendments to standards and interpretations adopted by the Company in 2021

There were no regulatory changes of mandatory application for the 2021 financial statements that the Company has considered in the preparation of these financial statements.

b)	New standards, amendments to standards and interpretations that will be effective for financial statements for annual periods beginning on or after January 1, 2022 and that have not been early adopted

Certain standards and amendments to standards have been issued that are mandatorily effective for 2022 or later and have not been early adopted by the Company. The Company's assessment of the impact that these standards will have on the financial statements is explained below:

•	Amendment to IAS 1: Classification of Liabilities as current or non-current.

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (e.g., receipt of a waiver or breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the 'settlement' of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management's intentions in determining classification and for some liabilities that may be converted to equity.

The amendments should be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and should be applied retrospectively.

•	Disclosure of accounting policies - Amendments to IAS 1 and Practical Statement 2

Originally the IAS established that "significant" accounting policies must be disclosed, with this amendment it is specified that the disclosure must be made for "material" accounting policies. In this sense, this amendment incorporates the definition of what is "information on material accounting policies" and explains how to identify this type of information. It also clarifies that information on immaterial accounting policies does not need to be disclosed and if it is disclosed, it should not cause confusion of important accounting information.

Consistently, the Statement of Practice2, 'Making judgments about materiality' was also amended to provide guidance on how to apply the concept of materiality to disclosures of accounting policies. This amendment is effective from January 1, 2023.

•	Amendments to IAS 8 - Definition of Accounting Estimates

This amendment clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The distinction is important for defining the accounting treatment, since changes in accounting estimates are recognized prospectively to future transactions and events, while changes in accounting policies are generally applied retrospectively to past transactions and events, as well as to the current period. This amendment is effective as of January 1, 2023.

•	Amendments to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from Single Transactions

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value should be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where deferred tax assets and liabilities will be required to be recognized.

These amendments should be applied to transactions occurring on or after the beginning of the earliest comparative period presented. In addition, deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities should be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-	right-of-use assets and lease liabilities, and
-	decommissioning, restoration and similar liabilities, and the related amounts are recognized as part of the cost of the related assets.

The cumulative effect of these adjustments is recognized in retained earnings or another component of equity, as appropriate. Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that are recognized in the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will have no impact on their financial statements. This amendment is effective from January 1, 2023.

•	Amendment to IAS 16 - Property, Plant and Equipment: Property, Plant and Equipment: Property, Plant and Equipment: Product before use

This amendment prohibits entities from deducting from the cost of an item of Property, Plant and Equipment any income from the sale of items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity should recognize the proceeds from the sale of such items, and the production costs associated with those items, in profit or loss for the period.

Likewise, the amendment clarifies that when IAS 16 indicates that an entity is "testing whether the asset is operating properly", it refers to the physical and technical evaluation, and the financial performance of the asset being not relevant. This amendment is effective from January 1, 2022 and must be applied retrospectively.

•	Amendments to IFRS 3 - reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC Interpretation 21 Liens.

The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment will be effective for annual reporting periods on or after January 1, 2022 and are applied prospectively.

•	Onerous Contracts - Cost of fulfilling a contract - Amendments to IAS 37

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify which cost an entity needs to include when assessing whether a contract is onerous or loss making.

The amendment to IAS 37 clarifies that direct contract performance costs include both incremental contract performance costs and an allocation of other costs directly related to the performance of contracts. Before recognizing a separate provision for an onerous contract, an entity recognizes any impairment loss that has occurred on assets used to fulfill the contract.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company will apply this modification to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reported period, in which it is the first time the modifications are applied.

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The IASB has made limited scope amendments to IFRS 10 "Consolidated Financial Statements" and IAS 28 "Investments in Associates and Joint Ventures".

The amendments clarify the accounting treatment of sales or contributions of assets between an investor and its associates or joint ventures. They also confirm that the accounting treatment will depend on whether the non-cash assets sold or contributed to an associate or joint venture constitute a "business" (as defined in IFRS 3 "Business Combinations").

When the non-monetary assets constitute a business, the investor shall recognize the full gain or loss from the sale or contribution of the assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the investment of the other investors in the joint venture associate. These amendments will be applied prospectively.

The effective date of these amendments is in the process of being defined. The Company will evaluate the impact of these changes when the application date is confirmed.

•	IFRS 17 - Insurance Contracts

In May 2017, IFRS 17 was issued which will replace IFRS 4 "Insurance Contracts". This standard establishes a current measurement model in which estimates are required to be updated at each balance sheet date. Insurance contracts are measured taking into account the following components:

- The discounted cash flows, weighted based on their probability,
- An explicit risk adjustment, and
- A contractual service margin ("MSC"), which represents the unearned income from the contract that is recognized as revenue during the coverage period.

The standard allows a choice between recognizing changes in discount rates in profit or loss or in other comprehensive income. The option taken is expected to be defined in terms of how financial assets are recognized under IFRS 9.

For short-duration contracts that are generally underwritten by non-life insurers, a simplified premium allocation approach is allowed for the liability in respect of the remaining coverage.

The new rules will affect the financial statements and key performance indicators of all entities that write insurance or investment contracts with discretionary participation features. Certain amendments made in July 2020 are intended to facilitate the implementation of the standard by reducing implementation costs and making it easier to explain the results of applying IFRS 17 to investors and third parties. The amendments also postponed the application date of IFRS 17 to January 1, 2023.

The Company is currently evaluating the impact that the modifications or amendments described above may have on current practice.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of financial risks, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, and financial risk which are supervised and monitoring periodically.

4.1	Financial Risk Factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2020, and 2021 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. dollars, which are expressed at the published supply and demand exchange rate in effect at that date, according to the currency exchange rate:

	At	At
	December 31,	December 31,
	2020	2021

Soles (a)	3.624	3.998
Chilean Pesos (b)	711.24	844.69
Colombian Pesos (c)	3,432.50	3,981.16

(a)	Soles published by the Superintendency of Banking, Insurance and Pension Fund Administrators (SBS).
(b)	Chilean pesos published by the Banco Central de Chile.
(c)	Colombian pesos published by Banco de la Republica de Colombia.

As of December 31, the consolidated statement of financial position includes the following:

	2020	2021
	USD(000)	USD(000)

Assets	562,761	519,448
Liabilities	295,120	512,947

For the periods ended December 31, 2020 and 2021, the Corporation’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2020	2021

Gain	426,164	383,199
Loss	(429,930)	(430,410)

If as of December 31, 2021 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.9 million (S/0.1 million in 2020).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes assets and liabilities in functional currency equivalent to (in thousands):

	2020		2021
	Assets	Liabilities	Assets	Liabilities

Chilean Pesos	40,869,086	74,151,415	37,652,361	97,540,055
Colombian Pesos	113,350,078	54,581,654	63,774,095	33,770,395

The Corporation’s foreign exchange translation adjustment for 2021 was negative by S/6 million (in 2020, S/8.3 million, positive).

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining obligations within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the Corporation and Subsidiaries levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except
non-financial liabilities)	968,719	40,502	-	-	1,009,221
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables and other provisions
(except non-financial liabilities)	344,411	62,943	230,352	322,123	959,829
	1,968,357	538,300	854,754	1,338,101	4,699,512

	Less than	1-2	2-5	More than
As of December 31, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	224,503	52,751	173,392	124,320	574,966
Finance leases	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	18,817	24,295	21,993	8,086	73,191
Bonds	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except
non-financial liabilities)	912,826	-	-	-	912,826
Accounts payables to related parties	51,004	50,712	-	-	101,716
Other accounts payables and other provisions
(except non-financial liabilities)	323,070	22,941	109,383	422,666	878,060
	1,673,696	361,788	1,142,995	1,347,109	4,525,588

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital. In 2017 the situation of the Corporation had led Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note18-a). In extraordinary situations, the Corporation identifies potential deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘total equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2020, and 2021, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.08 to 0.70.

	2020	2021
Total financial liabilities and bonds (Note 18 and Note 19)	1,831,079	1,840,822
Less: Cash and cash equivalents (Note 9)	(900,168)	(957,178)
Net debt	930,911	883,644
Total equity	1,595,296	1,453,266
Total capital	2,526,207	2,336,910

Gearing ratio	0.37	0.38

4.3	Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2:
Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-	Level 3:
Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s assets and liabilities measured at fair value:

Level 3

As of December 31, 2020

Financial liabilities
Other financial entities (Note 18-d)	152,523

As of December 31, 2021

Financial liabilities
Other financial entities (Note 18-d)	165,878

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1	Critical accounting estimates and assumptions

The Corporation makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Evaluation of the impairment of goodwill and other fixed assets of definite useful life and intangible assets of indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i). For this purpose, goodwill is allocated to the different Cash Generating Unit (“CGU”) to which it relates while other intangible assets with indefinite useful life are assessed individually.

The recoverable amounts of the CGU and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines that the factors reducing the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may result in derecognition.

As of December 31, 2020, and 2021 the Corporation has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
	2020		2021
Goodwill

Gross margin	(10%)	+10%	(10%)	+10%
Engineering and construction	(8.30%)	37.10%	(111.04%)	(68.87%)
Electromechanical	41.81%	55.60%	27.66%	75.53%

Discount rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	32.68%	0.53%	(72.22%)	(103.35%)
Electromechanical	52.32%	45.23%	57.09%	46.39%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	11.58%	17.44%	(92.70%)	(86.99%)
Electromechanical	46.83%	50.65%	51.59%	51.59%

Trademarks

Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	59.65%	123.51%	27.78%	77.02%
Vial y Vives - DSD	(1.04%)	2.79%	(6.61%)	14.14%

Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	124.29%	66.82%	78.73%	32.50%
Vial y Vives - DSD	(6.56%)	9.95%	(6.50%)	16.83%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	86.47%	97.09%	48.35%	56.77%
Vial y Vives - DSD	(9.14%)	11.05%	5.15%	2.43%

Goodwill

In 2021, if the revenue growth rate, perpetual growth rate, or discount rate were 10% below or above management's estimates, the Corporation would have been required to recognize a provision for goodwill impairment for the Engineering and Construction CGU (Morelco). In 2020, if the gross margin had been 10% below management's estimate, the Corporation would have had to recognize a provision for goodwill impairment for the engineering and construction CGU (Morelco).

As a result of these evaluations, as of December 31, 2020 and 2021, no impairment provision was identified. (Note 17).

Trademarks

In 2021, if the revenue growth rate, terminal growth rate, or discount rate were 10% below Management's estimates, the Corporation would have had to recognize a provision for trademark impairment in Vial y Vives-DSD. In 2020, if these assumptions had been 10% less or 10% more than Management's estimates, the Corporation would have not recognized a provision for impairment in trademarks Vial y Vives-DSD.

As a result of these evaluations, as of December 31, 2020 and 2021, no provision for impairment was identified. (Note 17).

Review of carrying amounts of Unna Energia S.A.'s long-lived assets

At the date of each consolidated statement of financial position, the Corporation reviews the carrying amounts of its non-financial assets with finite useful lives to determine whether there is any indication that their carrying amounts are impaired. If there is any indication of impairment, the recoverable amount of the asset is estimated in order to determine, if applicable, the amount of the impairment.

The determination of whether an asset or group of assets is impaired involves management's estimates with a certain level of uncertainty, such as future oil and gas (commodity) prices, effects of inflation on operating expenses, discount rates, production profiles and the outlook for world supply and demand conditions for crude oil, natural gas and refined products. Expected future cash flows are determined using management's best estimate of future oil and gas prices and reserve volumes.

The level of expected future production in any impairment test is based on assumptions about future oil and gas prices, development and production costs, current tax regimes, among other factors.

As a consequence of the decrease in crude oil and gas prices at international level, the Corporation performed an impairment test of its long-lived assets belonging to its Cash Generating Units (hereinafter CGU), crude oil and non-associated gas in Block V, Block III, Block IV and the Pariñas Gas Plant, respectively, for which it used the value in use approach, since it has considered within its maintenance capex cash flows and the pre-tax valuation has been performed.

Management based its estimates of expected future cash flows to determine the recoverable value on i) information on reserves determined by technical management; and ii) estimated future prices and costs projected by management, using the following assumptions:

•	Projection horizon of the concession of its lots, (Block V until 2023, Block III, Block IV and gas plant until 2045).

•
Future prices projected based on information available in the market at the date of the consolidated statement of financial position, based on a "Crude Oil Brent" price forecast and published by the Energy Information Administration (EIA, 2021) starting at US$/bbl54.86, reaching US$/bbl91.42 in the long term for crude oil. Likewise, the prices for the Company have been considered a reference price starting at US$/bbl53.36 up to US$/bbl89.92 in the long term.

•	Future costs projected by Management based on the estimated evolution of the business, considering the investment plan reported to Perupetro S.A.

•	Actual discount rate for the three Blocks and for the Plant is 10.16%, which is the weighted average cost of capital (WACC) rate, determined in accordance with the Company's policies, before taxes.

The recoverable value determined by the Company for crude oil following the value in use approach was S/785 million, which is higher than the carrying value of the CGU's S/322.7 million, therefore management concludes that it is not required to recognize an impairment recovery of its assets (Level 3).

Sensitivity analysis

The sensitivity of the results obtained from the impairment test above to changes in the assumptions used by management is detailed below:

-
Changes in projected future prices based on information available in the market at a date close to the date of approval of the consolidated financial statements by the Board of Directors. This assumption has considered a decrease in quoted oil and gas prices on December 31, 2021 by 10%.

-	Changes in the discount rate: If the discount rate used by management were to increase by 10%.

As a result of the volatility of oil and gas prices in the international and local market, the Company sensitized the prices and discount rates in its expected cash flow model according to the assumptions included obtaining the recoverable values as of December 31, 2021. Assuming that prices had been reduced by 10%, and the discount rate had been increased by 10%, this would have resulted in a negative variation in the Company's value in use of 17.1%. Although there is a high level of uncertainty, the impact is not significant in the separate financial statements, which is still higher than the carrying value of the CGU's S/295 million.

b)	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Corporation seeks legal and tax counsel before making any decision on tax matters.

Deferred income tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement of each entity that makes up the Corporation, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the consolidated statement of income in the period in which the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and tax loss carryforwards can be utilized. For this purpose, the Corporation takes into consideration all available evidence, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Corporation’s possible maximum exposure to tax contingencies amount to S/288.8 million.

The income tax for the year includes Management's evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.

c)	Percentage of completion revenue recognition

Service revenues from construction contracts are recognized by the percentage of completion method, which requires estimating the margin to be obtained when project is completed. Projections of these margins are determined by management based on their budgets execution and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, management believes that the estimates made at the end of the year are reasonable. When changes occur not approved in the scope of work, income is recognized as equivalent to the cost incurred (no profit is recognized) until it has been approved the additional work.

The revenue of the contract is recognized as such in the consolidated statement of comprehensive income in the accounting periods in which the work was executed. Costs related to the construction contract costs are recognized as works in the consolidated comprehensive income in the accounting periods in which the project was executed. However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until it culminates with construction. Under these contracts, the total amount cannot be recognized until the construction is finished.

As of December 31, 2020 and 2021, a sensitivity analysis was performed considering a 10% increase/decrease in the Corporation’s gross margins, as follows:

	2020	2021

Revenues	1,815,671	2,272,561
Gross profit	99,362	93,913
%	5.47	4.13
Plus 10%	6.02	4.54
Increase in profit before income tax	9,941	9,261
	109,303	103,174

Less 10%	4.92	3.72
Decrease in profit before income tax	(9,941)	(9,261)
	89,421	84,652

d)	Provision for well closure costs

As of December 31, 2021, the present value of the estimated provision for the closure of 201 wells amounted to S/71 million (S/52.9 million as of December 31, 2020, for the closure of 193 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Corporation estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

In 2021, the calculation of the provision has been separated according to the obligation’s currency. Therefore, the pre-tax discount rates used for the calculation of the present value were: i) Block I for  1.48% (for dollars) 4.54% (for soles), ii) Block V for 1.13% (for dollars) 4.01% (for soles), and iii) Blocks III and IV for 3.56% (for dollars) 7.01% (for soles), based on the rate applicable to Peruvian sovereign bonds in soles and dollars between 3, 5 and 30 years respectively, in effect as of December 2021.

If on December 31, 2021, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

e)	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A. (GSP)

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 15 a-i), as well as the agreements taken at the end of the year, the Corporation identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Corporation impaired the full investment amount in 2019.

In that process, the Corporation has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming the following key factors: (i) the amount that GSP will recover as a result of a possible public auction, (ii) the liquidation of the company via the GSP Creditor´s meeting, and (iii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

The calculation of the impairment estimate assumes a process of liquidation of GSP in accordance with Peruvian legislation, whereby the value of the asset to be recovered is first applied to the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to the payment of the shareholders, taking into account the existing subordination agreements.

In 2018, in relation to the amount to be recovered by GSP, the Corporation is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire, under the relevant contractual terms and conditions. Additionally, given the situation of non-compliance by the Peruvian State and the situation in which the process of forming the creditors' meeting was, and according to the opinion of lawyers for similar cases, the term for five years was estimated the recovery of the account receivable.

As of 2019, the recovery of NCA estimated by Management equals 50%, in consideration of the agreements taken as a consequence of the signing of the preliminary effective collaboration agreement. Likewise, considering that the formation of the creditors' meeting is still pending, the deadline to initiate actions to start the collection process has been delayed. Therefore, a total term of eight years has been considered, from the date and until the formation of the creditors' meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process in itself.

As of the date of this report, the creation of the Creditors' Meeting is pending.

5.2	Critical judgments in applying the accounting policies

Consolidation of entities in which the Corporation holds less than 50%

The Corporation owns some direct and indirect subsidiaries of which the Corporation has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva Negocio Inmobiliario S.A., having the power to affect the relevant activities that impact the subsidiaries’ returns, even though the Corporation holds interest between 30% and 50%. Additionally, the Corporation has control de facto by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If the Corporation is not determined to have control or joint control but has rights to the assets and obligations for the liabilities under the arrangement, the Corporation recognizes its assets, liabilities, income and expenses and its interest in any jointly controlled assets or liabilities and any income or expenses arising from the arrangement as a joint operation in accordance with IFRS 11 - Joint Arrangements (Note 2.2-d).

6	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Additionally, the consolidated financial statements of the Corporation include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity

Engineering and Construction:

Cumbra Peru S.A.	Peru, Chile, Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies and similar financial entities.

Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction and related technical consultancy, rental of agricultural machinery and equipment, forestry, construction and civil engineering without operator.

Morelco S.A.S.	Colombia, Ecuador, Peru	Construction and consulting services, supply of equipment and materials, operation and maintenance and engineering services in the specialties of mechanics, instrumentation and civil works.

Cumbra Ingenieria S.A.	Peru, Mexico, Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Energy:

Unna Energia S.A.	Peru	Services of extraction, operation and exploitation of oil, natural gas and derived products; as well as fuel storage and dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C. (TGNCA)	Peru	Commercialization of natural gas through a virtual system and compression service.

Infrastructure:

Unna Transporte S.A.C. (formerly CONCAR S.A.C.)	Peru	Highway and roads concessions operation and maintenance.

Tren Urbano de Lima S.A.	Peru	Concession for the operation of the public transportation system of Lima Metro (Metro de Lima Metropolitana).

Carretera Andina del Sur S.A. (formerly Survial S.A.)	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Red Vial 5 S.A. (formerly Norvial S.A.)	Peru	Concession for restoring, operating and maintaining the “Ancon - Huacho - Pativilca” section of the Panamericana Norte road.

Carretera Sierra Piura S.A.C. (formerly Concesion Canchaque S.A.)	Peru	Concession for operating and maintaining of the Buenos Aires – Canchaque provincial road highway.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la Republica in Lima.

Name	Country	Economic Activity

Real estate:

Viva Negocio Inmobiliario S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Company Operations

CAM Holding S.p.A.	Chile	Investment company.

Qualys S.A.	Peru	Payroll, Information technological, accounting and tax services to the Corporation’s companies

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

Agenera S.A.C	Peru	Activities related to the generation, cogeneration, transmission, import, export and distribution of electrical energy.

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2021:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	99.39%	0.61%
- Morelco S.A.S.	-	100.00%	100.00%	-
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
- Cumbra Inversiones Colombia SAS	-	100.00%	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	100.00%	100.00%	1.43%

Energy:
Unna Energia S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	100.00%	100.00%	-

Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2020:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interests (%)
Engineering and Construction:
Cumbra Peru S.A.	98.90%	-	98.90%	1.10%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	0.00%
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%

Energy:
Unna Energía S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%

Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C.	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva Negocio Inmobiliario S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	100.00%	-	100.00%	-

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

As of December 31, the non-controlling interest is attributed to the following subsidiaries:

	2020	2021
Viva Negocio Inmobiliario S.A. and subsidiaries	132,238	116,400
Red Vial 5 S.A.	57,941	55,559
Tren Urbano de Lima S.A.	59,231	41,757
Unna Energia S.A.	24,162	29,217
Cumbra Peru S.A. and subsidiaries	51,798	9,430
Others	2,320	1,087
	327,690	253,450

According to the General Shareholders' Meeting of Cumbra Peru S.A., on December 16, 2021, the capital increase by capitalization of credits owned by the Company for S/323 million was approved.

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Corporation:

As of December 31, summarized statement of financial position

	Viva Negocio
	Inmobiliario S.A.		Cumbra Peru S.A.				Tren Urbano
	and subsidiaries		and subsidiaries		Red Vial 5 S.A.		de Lima S.A.
	2020	2021	2020	2021	2020	2021	2020	2021
Current:
Assets	541,703	493,385	1,265,612	1,371,524	72,462	104,292	367,610	344,769
Liabilities	(249,816)	(211,581)	(1,642,914)	(1,600,583)	(45,185)	(82,915)	(85,616)	(106,467)
Current net assets (liabilities)	291,887	281,804	(377,302)	(229,059)	27,277	21,377	281,994	238,302

Non-current:
Assets	120,223	111,528	1,050,747	909,297	403,280	368,258	635,836	669,898
Liabilities	(34,378)	(29,742)	(397,880)	(181,716)	(254,979)	(221,274)	(680,905)	(741,202)
Non-current net assets (liabilities)	85,845	81,786	652,867	727,581	148,301	146,984	(45,069)	(71,304)
Net assets	377,732	363,590	275,565	498,522	175,578	168,361	236,925	166,998

For the years ended December 31,Summarized income statement

	Viva Negocio
	Inmobiliario S.A.		Cumbra Peru S.A.				Tren Urbano
	and subsidiaries		and subsidiaries		Red Vial 5 S.A.		de Lima S.A.
	2020	2021	2020	2021	2020	2021	2020	2021

Revenue	182,439	239,391	1,816,358	2,273,151	134,149	197,137	345,258	348,915

Profit (loss) before income tax	17,816	19,604	(76,669)	(88,726)	(2,029)	40,473	87,522	61,485
Income tax	(2,854)	(6,644)	(1,753)	(6,221)	1,405	(6,690)	(26,681)	(19,382)
Profit (loss) for the year	14,962	12,960	(78,422)	(94,947)	(624)	33,783	60,841	42,103
Other comprehensive income	-	-	7,368	-	-	-	-	-
Total comprehensive income for the year	14,962	12,960	(71,054)	(94,947)	(624)	33,783	60,841	42,103

For the years ended December 31, summary statement of cash flows

	Viva Negocio
	Inmobiliario S.A.		Cumbra Peru S.A.				Tren Urbano
	and subsidiaries		and subsidiaries		Red Vial 5 S.A.		de Lima S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2020	2021	2020	2021	2020	2021	2020	2021

Net cash provided from
operating activities	84,770	94,017	1,400	(79,810)	37,473	93,515	52,055	41,725
Net cash (applied to) provided from
investing activities	(473)	1,114	(8,835)	(28,592)	(12)	-	812	162
Net cash (applied to) provided from
financing activities	(71,484)	(58,834)	26,550	21,300	(39,667)	(69,914)	(145,788)	(67,255)
(Decrease) increase in cash
and cash equivalents, net	12,813	36,297	19,115	(87,102)	(2,206)	23,601	(92,921)	(25,368)
Cash and cash equivalents
at the beginning of the year	60,718	73,531	336,467	355,582	66,286	64,080	300,896	207,975
Cash and cash equivalents
at the end of the year	73,531	109,828	355,582	268,480	64,080	87,681	207,975	182,607

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.5 (financial asset model, intangible asset and bifurcated model).

In all the Corporation's concessions, the infrastructure returns to the Grantor at the end of the Contract.

The concessions held by the Corporation are as follows as of December 31, 2021:

Name of Concessionary	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model

Carretera Andina del Sur S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$99 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	100.00%	2032	Financial asset

Carretera Sierra Piura S.A.C.	This company operates and periodically maintains a 78 km road which connects the towns of Buenos Aires and Canchaque, in Peru. The road has one toll station.	US$31 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	100.00%	2025	Financial asset

Concesionaria La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of wastewaters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

Tren Urbano de Lima S.A.	Concession for the operation of Line 1 of Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the existing trains (24 initial investment trains and 20 additional trains), (ii) operation and maintenance of the railway system (railway and infrastructure).	S/642 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of Concessionary	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model

Red Vial 5 S.A.	The Company operates and maintains the highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancon to Pativilca and has three toll stations.	US$187 million	Collected from users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Concesionaria Vía Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and aintaining the infrastructure associated with the Via Expresa Sur Project. This project involves the second stage expansion of the Via Expresa — Paseo de la Republica,between Av. Republica de Panama and and Panamericana highway.	US$197 million
The contract gives the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily and has been extended until February 2022. To date, the term of the Concession remains suspended by agreement between the parties pending agreement on the terms and conditions to approve the Early Termination of the Concession Contract by Mutual Agreement as provided in Clause 16.3 of the aforementioned Contract.
				100.00%	2053	Financial asset

c)	Main joint operations

As of December 31, 2020 and 2021, the Corporation participates in 51 and 49 joint operations with third parties, respectively. The table below lists the Corporation’s major Joint Operations.

	Percentage of interest
Joint operations	2020	2021

AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%

Cumbra Peru S.A.
- Consorcio Huacho Pativilca	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%
- Consorcio Chicama - Ascope	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%
- Consorcio Ermitaño	50%	50%
- Consorcio GyM-Stracon	50%	50%
- Consorcio HV GyM	50%	50%
- Consorcio La Chira	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%
- Consorcio Lima Actividades Sur	50%	50%
- Consorcio Río Urubamba	50%	50%
- Consorcio Alto Cayma	49%	49%
- Consorcio La Gloria	49%	49%
- Consorcio Norte Pachacutec	49%	49%
- Consorcio Italo Peruano	48%	48%
- Consorcio Vial Quinua	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%
- Consorcio Constructor Chavimochic	27%	27%
- Consorcio Inti Punku	49%	49%
- Consorcio Pasco	1%	1%

Unna Energia S.A.
- Consorcio Terminales	50%	50%
- Terminales del Peru	50%	50%

	Percentage of interest
Joint operations	2020	2021

Unna Transporte S.A.C.
- Consorcio Ancon-Pativilca	67%	-
- Consorcio Peruano de Conservacion	50%	50%
- Consorcio Manperan	67%	67%
- Consorcio Vial Sierra	50%	50%
- Consorcio Vial Ayahuaylas	99%	99%
- Consorcio Vial ICAPAL	10%	-
- Consorcio Vial Sullana	99%	99%
- Consorcio Vial del Sur	99%	99%
- Consorcio Obras Viales	99%	99%

Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%
- Consorcio Supervisor Ilo	55%	55%
- Consorcio Poyry-GMI	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%
- Consorcio Ecotec - GMI - PIM	30%	30%
- Consorcio Ribereño Chinchaycamac	40%	40%
- Consorcio Supervisor GRH	64%	83%
- Consorcio Ecotec - GMI	20%	20%
All the joint agreements listed above are operated in Peru, Chile and Colombia.

The main activities of the joint operations correspond to:

Joint Operations in	Economic activity

AENZA S.A.A.	Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

Cumbra Peru S.A.	These joint operations were created exclusively to development of construction contracts.

Unna Energia S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

Unna Transporte S.A.C.	Rehabilitation service, routine and periodic maintenance of the road, and road conservation and preservation services.

Cumbra Ingenieria S.A.	Engineering consulting services in, study and project execution, project management and contract supervision.

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure and (iv) real estate.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report in all its operating segments.

Income derived from operations abroad (Chile and Colombia) represent 17.5% of the Corporation's total income in 2021 (21.2% in 2020 includes Chile, Colombia and Mexico).

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments..

Corporation sales and receivables are not concentrated in a few customers. There is no external customer that represents 10% or more of the Corporation’s revenue.

The principal activities of the Corporation in each operating segment are as follows:

a)
Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at three divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro-mechanic construction, such as concentrator plants, oil, and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers, and industrial facilities.

b)
Energy: Includes the activities of exploration, exploitation, production, treatment and sale of oil, separation and sale of natural gas and its derivatives, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry, as well as the storage and dispatch of fuel and petroleum derivatives.

c)
Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a wastewater treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

d)
Real Estate: The Corporation develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as office and commercial space to lease.

e)	Parent Company Operations: Corresponds to services provided to related entities of the Corporation such as strategic and functional advisory services and operational leasing of offices.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments. In the years 2020 and 2021, additional provisions have been considered for some of the Corporation´s asses, such as impairment of investments, impairment of account receivables, impairment of goodwill, provision for civil repair and legal claims.

EBITDA is reconciled to operating income (loss) before income taxes as follows:

	2020	2021
Net loss	(190,344)	(117,088)
Financial income and expenses	107,039	256,801
Income tax	62,208	43,700
Depreciation and amortization	197,125	205,307
Initial EBITDA	176,028	388,720

Extraordinary adjustments to EBITDA
Impairment of accounts receivables	102,148	19,967
Provisions: civil compensation and legal claims	89,084	30,457
Provisions for labor claims	7,434	-
Put option on Morelco acquisition	-	(70,322)
Adjusted EBITDA	374,694	368,822

EBITDA for each segment is as follows:

	2020	2021
Engineering and construction	55,766	29,318
Energy	109,443	173,664
Infrastructure	180,892	197,066
Real estate	32,555	36,912
Parent company operations	(100,768)	(29,645)
Intercompany eliminations	96,806	(38,493)
EBITDA	374,694	368,822

Backlog refers to the expected future revenue undersigned contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2021, and the dates in which they are estimated to be realized is shown in the following table:

		Annual Backlog
	2021	2022	2023	2024	+
Engineering and Construction	1,782,117	602,887	596,639	582,591
Infrastructure	3,627,643	2,224,785	1,183,758	219,100
Real estate	179,848	151,866	27,983	-
Intercompany eliminations	(453,660)	(148,826)	(151,204)	(153,630)
	5,135,948	2,830,712	1,657,176	648,061

The following table shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
			Infrastructure
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	410,286	37,614	25,014	111,602	565	38,043	64,390	-	687,514
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	294,296	27,900	23,631	13,220	197	10,446	35,051	2	404,743
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,447,811	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,781,168

Long-term trade accounts receivable, net	11,663	-	15,740	632,214	-	2,181	27,495	-	689,293
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165
Total non-current assets	1,068,226	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,245,582
Total assets	2,516,037	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,026,750

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	829,082	51,225	51,221	32,637	61	42,565	57,625	-	1,064,416
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	513,505	12,905	35,997	6,719	766	91,976	40,252	4,596	706,716
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757
Total current liabilities	1,798,717	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,453,531

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	81,130	37,599	26,034	1,925	-	-	148,548	-	295,236
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	399,927	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	1,977,923
Total liabilities	2,198,644	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,431,454
Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690
Total liabilities and equity	2,516,037	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,026,750

Operating segments financial position
Segment reporting
			Infrastructure
As of December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	366,299	67,662	38,418	106,856	1,003	9,958	84	-	590,280
Work in progress, net	309,063	-	-	-	-	-	-	-	309,063
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,528,840	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,884,864

Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,559,672	(1,650,931)	31,173
Investment property	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	179,319	4,717	21,304	-	644	16,960	47,038	5,094	275,076
Total non-current assets	922,358	516,390	412,205	669,898	20,408	111,528	2,330,389	(1,967,468)	3,015,708
Total assets	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	767,792	67,686	44,210	30,637	464	30,401	38,894	683	980,767
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,920	-	347	1,058	478	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	70,585	25,498	4,158	-	-	560	54,028	-	154,829
Total current liabilities	1,730,960	160,173	192,150	106,467	1,639	211,581	155,915	(211,168)	2,347,717

Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	18,665	31,187	-	47,515	-	-	-	-	97,367
Total non-current liabilities	181,778	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,099,589
Total liabilities	1,912,738	368,332	451,524	847,669	29,172	241,323	1,095,505	(498,957)	4,447,306
Equity attributable to controlling interest in the Company	524,807	378,653	149,904	125,271	763	139,728	1,420,221	(1,539,531)	1,199,816
Non-controlling interest	13,653	29,217	55,557	41,757	-	223,862	2,836	(113,432)	253,450
Total liabilities and equity	2,451,198	776,202	656,985	1,014,697	29,935	604,913	2,518,562	(2,151,920)	5,900,572

Operating segment performance
Segment Reporting
			Infrastructure
For the period ended December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,092,592	369,798	466,824	345,258	3,359	182,439	71,197	(385,062)	3,146,405
Gross profit (loss)	115,995	53,251	40,858	107,918	366	40,345	(2,344)	(46,137)	310,252
Administrative expenses	(102,985)	(16,119)	(16,584)	(12,738)	(289)	(16,462)	(23,647)	54,811	(134,013)
Other income and expenses, net	(43,573)	(4,185)	(79,576)	72	42	1,962	(55,984)	60	(181,182)
Operating (loss) profit	(30,563)	32,947	(55,302)	95,252	119	25,845	(81,975)	8,734	(4,943)
Financial expenses	(54,173)	(17,525)	(32,376)	(9,316)	(275)	(12,647)	(48,371)	28,328	(146,355)
Financial income	8,792	2,239	4,326	1,586	897	4,584	47,402	(30,510)	39,316
Dividends	-	-	-	-	-	-	7,222	(7,222)	-
Share of profit or loss in associates
and joint ventures	-	2,391	-	-	-	34	(105,888)	104,233	770
(Loss) profit before income tax	(75,944)	20,052	(83,352)	87,522	741	17,816	(181,610)	103,563	(111,212)
Income tax	(3,614)	(7,500)	(13,477)	(26,681)	(277)	(2,854)	(7,768)	(37)	(62,208)
(Loss) profit from continuing operations	(79,558)	12,552	(96,829)	60,841	464	14,962	(189,378)	103,526	(173,420)
Loss from discontinuing operations	-	-	-	-	-	-	(16,919)	(5)	(16,924)
(Loss) profit for the year	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

(Loss) profit from attributable to:
Owners of the Company	(76,580)	9,176	(88,865)	45,631	464	1,391	(206,257)	97,169	(217,871)
Non-controlling interest	(2,978)	3,376	(7,964)	15,210	-	13,571	(40)	6,352	27,527
	(79,558)	12,552	(96,829)	60,841	464	14,962	(206,297)	103,521	(190,344)

Operating segment performance
Segment Reporting
			Infrastructure
For the Period ended December 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Elimination	Consolidated

Revenue	2,559,071	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	3,946,482
Gross profit (loss)	121,058	110,078	81,964	81,993	1,322	42,025	3,372	(46,674)	395,138
Administrative expenses	(125,094)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	50,336	(179,613)
Other income and expenses, net	40,301	(4,400)	(3,683)	1,537	4	1,337	(38,705)	(868)	(4,477)
Operating profit (loss)	36,265	91,103	63,821	69,263	877	28,451	(81,526)	2,794	211,048
Financial expenses	(121,712)	(14,705)	(29,442)	(8,298)	(124)	(11,947)	(118,676)	42,330	(262,574)
Financial income	1,870	1,034	2,544	520	510	2,269	40,740	(43,714)	5,773
Dividends	-	-	-	-	-	-	20,008	(20,008)	-
Share of profit or loss in associates
and joint ventures	(1,794)	2,833	-	-	-	831	32,638	(35,369)	(861)
(Loss) profit before income tax	(85,371)	80,265	36,923	61,485	1,263	19,604	(106,816)	(53,967)	(46,614)
Income tax	(11,435)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(43,700)
(Loss) profit from continuing operations	(96,806)	57,796	26,911	42,103	763	12,960	(80,008)	(54,033)	(90,314)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the year	(96,806)	57,796	26,911	42,103	763	12,960	(106,724)	(54,091)	(117,088)

(Loss) profit from attributable to:
Owners of the Company	(93,600)	51,294	15,946	31,577	763	794	(106,677)	(53,307)	(153,210)
Non-controlling interest	(3,206)	6,502	10,965	10,526	-	12,166	(47)	(784)	36,122
	(96,806)	57,796	26,911	42,103	763	12,960	(106,724)	(54,091)	(117,088)

Segments by geographical area:

	2020	2021
Revenues:
- Peru	2,477,435	3,255,214
- Chile	514,907	585,317
- Colombia	151,876	105,951
- Mexico	2,187	-
	3,146,405	3,946,482

Non-current assets:
- Peru	2,892,369	2,757,633
- Chile	245,727	159,309
- Colombia	107,486	98,766
	3,245,582	3,015,708

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

As of December 31, the classification of financial assets and liabilities by category is as follows:

	2020	2021
Financial assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	900,168	957,178
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets)	1,092,763	974,196
- Financial assets related to concession agreements	775,677	814,293
- Accounts receivable from related parties	647,409	664,714
	3,416,017	3,410,381

Financial assets related to concession agreements are presented in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

	2020	2021
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	773,203	509,557
- Finance leases	52,391	9,836
- Lease liability for right-of-use asset	72,726	60,507
- Bonds	932,759	1,260,922
- Trade and other accounts payable
(excluding non-financial liabilities)	1,403,074	1,178,830
- Accounts payable to related parties	80,115	101,716
	3,314,268	3,121,368

Other financial liabilities:
- Other provisions	534,207	576,194

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings (if they exist) or based on historical information on the default rates of their counterparties.

As of December 31, the credit quality of financial assets is presented below:

	2020	2021
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	351,515	492,076
Citibank (A+)	128,100	110,232
Banco Continental (A+)	147,868	109,344
Banco Scotiabank (A+)	52,448	83,192
Banco Interbank (A+)	45,808	77,497
Banco Santander - Chile (AAA)	17,174	32,835
Banco de la Nacion (A)	22,882	22,627
Banco Bogota (BB+)	12,194	13,950
Banco Santander - Perú (A+)	54,478	2,878
Banco Interamericano de Finanzas (A+)	277	2,114
Banco Pichincha (A)	2	2,045
Banco Scotiabank - Chile (A+)	2,114	1,566
Bancolombia (AAA)	8,516	937
Banco Santander Colombia (AAA)	18,256	139
Banco de Credito e Inversiones - Chile (AAA)	8,579	112
Fondo de Inversion Alianza (AA+)	21,247	51
Other	5,374	2,426
	896,832	954,020
For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the Superintendence of Banking, Insurance and AFP (SBS). For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Superintendence of Securities and Insurance (SVS) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. and ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating and Technical Committe of BRC Investor Services S.A. SCV.

(*) The difference between the balances shown and the balances of the statement of financial position correspond to cash and remittances in transit (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),
B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and
C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2020	2021
Trade accounts receivable (Note 10)
Counterparties with no external risk rating
A	40,034	28,156
B	1,218,497	1,234,437
C	118,276	10,993
	1,376,807	1,273,586
Receivable from related parties and
joint operators (Note 12)
B	647,409	664,714

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract, none of which has been renegotiated.

9	CASH AND CASH EQUIVALENTS

As of December 31, this account comprises:

	2020	2021

Cash on hand	996	936
Remittances in-transit	2,340	2,222
Bank accounts
Current accounts	161,227	142,029
Banco de la Nacion	20,862	19,847
Savings deposits and mutual funds	9,038	62
Time deposits (less than 3 months) (a)	95,265	205,302
	286,392	367,240
Escrow account (b)
Operational funds	298,435	261,001
Reserve funds	144,737	163,939
Consortium funds	122,088	78,589
Guarantee funds	45,180	83,251
	610,440	586,780
Total Cash and Cash equivalents	900,168	957,178

(a)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 0.26% and 1.75%.

	Financial	Interest
	entities	rate	2020	2021

AENZA S.A.A.	Banco de Credito del Peru S.A.	0.26%	6,500	100,583
Tren Urbano de Lima S.A.	Banco de Credito del Peru S.A.	1.70%	65,000	55,000
Unna Energia S.A.	Banco Internacional del Peru S.A.A.	0.35%	-	32,197
Unna Energia S.A.	Banco de Credito del Peru S.A.	0.30%	905	11,130
Concesionaria La Chira S.A.	BBVA Banco Continental S.A	1.65%	6,250	4,000
Cumbra Ingenieria S.A.	Banco de Credito del Peru S.A.	1.75%	-	2,392
Red Vial 5 S.A.	Banco de Credito del Peru S.A.	0.25%	7,429	-
Carretera Andina del Sur S.A.C.	Banco de Credito del Peru S.A.	0.15%	4,800	-
Carretera Sierra Piura S.A.C.	Banco de Credito del Peru S.A.	0.25%	4,381	-
			95,265	205,302

(b)
The Corporation maintains trust accounts in local and foreign banks classified as: i) operating funds and consortium funds that are for the exclusive use of projects; and ii) reserve and guarantee funds that are intended to meet the payment of bonds issued and other obligations of the Corporation.

10	TRADE ACCOUNTS RECEIVABLES, NET

As of December 31, this account comprises:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Unbilled receivables - Subsidiaries (b)	356,338	209,258	321,591	209,258	34,747	-
Unbilled receivables - Concessions (c)	266,776	290,753	111,336	111,595	155,440	179,158
	1,376,807	1,273,586	687,514	590,280	689,293	683,306

The fair value of current accounts receivable it is similar to its book value since its average collection period is less than 60 days. These accounts receivable do not accrue interest and do not have specific guarantees.

As of December 31, trade accounts receivable corresponds to:

	2020	2021
Tren Urbano de Lima S.A.	743,816	773,657
Cumbra Peru S.A.	378,784	323,455
Unna Energia S.A.	37,614	67,662
Cumbra Ingenieria S.A.	43,165	43,695
Red Vial 5 S.A.	15,572	22,458
Unna Transporte S.A.C.	9,458	14,439
Carretera Andina del Sur S.A.C.	10,631	12,686
Viva Negocio Inmobiliario S.A.	40,224	9,958
Carretera Sierra Piura S.A.C.	5,093	4,489
Concesionaria La Chira S.A.	565	1,003
Adexus S.A.	91,669	-
Others	216	84
	1,376,807	1,273,586

The maximum exposure to credit risk at the reporting date is the carrying amount of accounts receivable and work in progress (Note 11).

a)	The detail of the age of the commercial receivables net of impairment corresponds as follows:

	2020	2021
Current	718,220	683,921
Past due up to 30 days	5,737	41,222
Past due from 31 days up to 90 days	6,801	11,668
Past due from 91 days up to 120 days	2,279	15,814
Past due from 121 days up to 360 days	4,185	7,070
Past due over 360 days	16,471	13,880
	753,693	773,575

b)
The unbilled receivables of subsidiaries in the Engineering and Construction segment are documents related to the estimates of the degree of progress for services rendered that were not billed, and services pending billing for the other subsidiaries, as follows:

	2020	2021
Cumbra Peru S.A.	258,852	170,063
Cumbra Ingenieria S.A.	25,823	24,177
Unna Transporte S.A.C.	6,298	10,291
Unna Energia S.A.	1,512	4,718
Adexus S.A.	63,853	-
Others	-	9
	356,338	209,258

Below are the unbilled receivables of subsidiaries grouped by the main projects:

	2020	2021
Infrastructure
Operation and maintenance of roads	4,167	9,192
Others	2,131	1,099
	6,298	10,291

Energy	1,512	4,718

Engineering and Construction
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	84,014	50,148
Cumbra Peru S.A. - Talara Refinery	28,956	43,677
Vial y Vives - DSD S.A. - Engineering and Construction Works	43,159	40,714
Cumbra Peru S.A. - Gasoducto Piura Project	-	13,220
Cumbra Peru S.A. - Works and Consortiums	6,576	12,080
Morelco S.A.S. - Engineering and Construction Works	16,066	5,751
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	15,055	3,872
Cumbra Ingenieria S.A. - Mina Justa Project	1,743	446
Cumbra Peru S.A. - Civil Works, Assembly and Electromechanics - Acero Arequipa	1,357	-
Others	87,749	24,332
	284,675	194,240

Parent Company Operation	63,853	9
	356,338	209,258

c)	The unbilled receivables of Concessions corresponds to future collections for public services granted according to the financial model (Note 2.5), as follows:

	2020	2021
Tren Urbano de Lima S.A.	235,763	256,526
Carretera Andina del Sur S.A.C.	10,611	12,667
Red Vial 5 S.A.	15,436	16,451
Carretera Sierra Piura S.A.C.	4,401	4,489
Concesionaria La Chira S.A.	565	620
	266,776	290,753

The long-term unbilled receivables from Tren Urbano de Lima S.A. to the Peruvian State, which is measured at its cost amortized, accrued interest at a rate of 7.7% rate used in a financial instrument of similar characteristics (similar term, currency and counterparty risk).

The fair value and carrying amount for this concept are detailed below:

	Carrying amount		Fair value
	2020	2021	2020	2021
Tren Urbano de Lima S.A.	590,092	605,775	783,643	624,137

d)	The movement of impairment in trade accounts receivable is as follows:

	2020	2021
Balance at January, 1	(8,422)	(56,630)
Impairment, net (Note 26.iii)	(19,772)	(1,061)
Impairment, net (Note 28.b)	(33,874)	84
Write-off (*)	5,653	8,340
Exchange difference	(212)	(336)
Translation adjustments	(3)	(1)
Balance at December, 31	(56,630)	(49,604)

(*) In 2021, corresponds mainly to the write-offs generated in Cumbra Peru for S/4.2 million, Tren Urbano de Lima S.A. for S/3.5 million, and others for S/0.6 million (in 2020, Cumbra Peru for S/5.7 million).

11	WORK IN PROGRESS, NET

As of December 31, this account comprises:

	2020	2021

Cumbra Peru S.A.	170,965	304,940
Cumbra Ingenieria S.A.	15,468	4,123
	186,433	309,063

The work in progress costs include all expenses incurred by the Corporation under construction contracts currently in force. The Corporation estimates that all the costs incurred will be billed and collected.

Below is the work in progress grouped by the main projects:

	2020	2021

Vial y Vives - DSD S.A. - Modernization and expansion of Arauco Plant	24,224	139,025
Vial y Vives - DSD S.A. - Quebrada Blanca Project	73,337	64,777
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	68,701	82,253
Cumbra Peru S.A. - Jorge Chavez Airport	-	16,602
Cumbra Peru S.A. - Talara Refinery	15,468	-
Others	4,703	6,406
	186,433	309,063

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

The main transactions between the Company and its related parties are summarized as follows:

	2020	2021
Revenue from sales of goods and services:
- Joint operations	15,903	22,374
- Associates	5	-
	15,908	22,374
Purchase of goods and services:
- Associates	1,225	4,478
	1,225	4,478

Transactions between related parties are made based on current price lists and the terms and conditions are the same as those agreed with third parties.

b)	Key Management compensation

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. Compensation paid or payable to key management in 2021 amounted to S/33.5 million (S/25.4 million in 2020) and only includes short-term benefits.

c)	Balances at the end of the year were:

	As of December 31,		As of December 31,
	2020		2021
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,357	-	9,792	-
Consorcio Inti Punku	-	6,556	1,865	1,733
Consorcio GyM Conciviles	1,341	1,472	1,479	1,074
Consorcio Italo Peruano	1,520	217	1,394	106
Consorcio Manperan	1,057	656	1,389	4,968
Consorcio Ermitaño	890	474	1,028	515
Consorcio Peruano de Conservacion	3,156	-	654	2,392
Consorcio Norte Pachacutec	1,077	1,192	125	282
Terminales del Peru	501	161	92	399
Consorcio Constructor Chavimochic	-	6,208	-	9,301
Consorcio Rio Mantaro	-	7,655	-	7,043
Consorcio Vial Quinua	-	2,051	-	1,947
Consorcio Chicama Ascope	2,922	-	-	-
Consorcio CDEM	1,111	-	-	1,545
Consorcio GyM-Stracon	-	644	-	143
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,015	-	633
Otros menores	2,446	1,701	288	1,803
	25,378	30,002	18,106	33,884

Other related parties
Ferrovias S.A.	-	11,139	-	15,513
Peru Piping Spools S.A.C.	1,960	2,677	2,711	1,607
	1,960	13,816	2,711	17,120
Current portion	27,338	43,818	20,817	51,004

Non-current portion
Gasoducto Sur Peruano S.A.	620,071	-	643,897	-
Ferrovias S.A.	-	12,862	-	14,690
Ferrovias Participaciones S.A.	-	23,435	-	36,022
Non-current	620,071	36,297	643,897	50,712

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from GSP and Ferrovias Participations S.A. These balances do not generate interest considering their maturity in the short term.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2021, the book value of the non-current account receivable registered by the Company, for S/400 million, was recorded using the discounted cash flow method, at a rate of 2.73% (1.6% in 2020) that originated a value of discount of S/77 million equivalent to US$20 million (S/364 million and S/43 million equivalent to US$12 million, as of December 31, 2020, respectively). Additionally, as a result of the early termination of the GSP, and related facts, the subsidiary Cumbra Peru S.A. it has balances from the Consorcio Constructor Ductos del Sur (CCDS) to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. As of December 31, 2021, the value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/321 million, which includes S/289 million receivables from CCDS and S/32 million for lost profits (as of December 31, 2020, S/299 million which includes S/267 million and S/32 million, respectively).

Transactions with non-controlling interests are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

As of December 31, this account comprises:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Advances to suppliers (a)	76,200	33,769	76,200	33,769	-	-
Income tax on-account payments (b)	48,052	44,072	48,052	44,072	-	-
VAT credit (c)	54,076	47,295	43,498	38,924	10,578	8,371
Guarantee deposits (d)	204,474	199,132	143,156	185,334	61,318	13,798
Claims to third parties (e)	196,744	215,943	92,927	186,065	103,817	29,878
Petroleos del Peru S.A.- Petroperu S.A. (f)	87,826	106,077	17,132	19,262	70,694	86,815
ITAN and other tax receivable	63,003	48,378	30,468	17,302	32,535	31,076
Restricted funds (g)	29,121	7,346	2,092	-	27,029	7,346
Rental and sale of equipment - Cumbra Peru S.A. projects	29,149	32,827	29,149	32,827	-	-
Accounts receivable from personneel	10,957	16,963	10,957	16,963	-	-
Consorcio Panorama (h)	25,026	27,193	-	-	25,026	27,193
Other minors	10,388	38,993	9,738	38,854	650	139
	835,016	817,987	503,369	613,371	331,647	204,616
Impairment (i)	(102,050)	(129,569)	(98,626)	(126,313)	(3,424)	(3,256)
	732,966	688,418	404,743	487,058	328,223	201,360

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The other non-current accounts receivable correspond mainly to the account claims to third parties and have maturities between 2 and 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Corporation does not request guarantees.

Below is a description and composition of the main accounts receivable:

(a) Advance to suppliers - corresponds mainly to the following:

	2020	2021

Advances - joint operations vendors	36,803	12,547
Alstom Transporte - Linea 1	5,786	3,691
Advances - Talara Refinery	6,951	2,404
Others	26,660	15,127
	76,200	33,769

(b) Income tax pre-payments, consist of income tax payments and credits in the following subsidiaries:

	2020	2021
Cumbra Peru S.A.	35,599	25,539
Tren Urbano de Lima S.A.	-	9,990
Cumbra Ingenieria S.A.	3,532	4,331
AENZA S.A.A.	1,348	1,129
Unna Energia S.A.	1,883	932
Unna Transporte S.A.C.	3,340	844
Qualys S.A.	559	502
Carretera Andina del Sur S.A.C.	141	370
Viva Negocio Inmobiliario S.A.	1,351	47
Others	299	388
	48,052	44,072

(c) Tax credit related to VAT on the following subsidiaries:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021
Cumbra Peru S.A.	12,868	12,737	12,868	12,737	-	-
Via Expresa Sur S.A. (*)	6,222	6,256	6,222	6,256	-	-
Viva Negocio Inmobiliario S.A.	8,111	6,110	953	514	7,158	5,596
Unna Transporte S.A.C.	1,527	5,333	1,527	5,333	-	-
Tren Urbano de Lima S.A.	3,335	4,266	3,335	4,266	-	-
AENZA S.A.A.	648	3,715	648	3,715	-	-
Cumbra Ingenieria S.A.	13,754	1,947	13,754	1,947	-	-
Unna Energia S.A.	678	1,911	678	1,911	-	-
Carretera Andina del Sur S.A.C.	2,631	1,475	2,631	1,475	-	-
Others	4,302	3,545	882	770	3,420	2,775
	54,076	47,295	43,498	38,924	10,578	8,371

(*) This item includes the tax credit of the concessionaire Via Expresa Sur S.A for S/6.2 million which has been impaired as of December 31, 2020 (i).

Management considers that VAT credit will be recovered in the regular course of future operations of subsidiaries.

(d) Guarantee deposits

Corresponds to funds held by customers for construction contracts mainly from the subsidiary Cumbra Peru S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the work is completed.

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021
Vial y Vives - DSD S.A. - Minera Teck	64,175	79,126	64,175	79,126	-	-
Talara Refinery	58,831	59,651	812	49,222	58,019	10,429
Concentrator Plant and tunnel of Quellaveco	23,699	12,133	23,699	12,133	-	-
Morelco S.A.S. - Engineering and Construction Works	14,108	6,617	14,108	6,617	-	-
Joint operations retention	16,825	3,245	16,825	3,245	-	-
Others	26,836	38,360	23,537	34,991	3,299	3,369
	204,474	199,132	143,156	185,334	61,318	13,798

(e) Third-party claims - corresponds mainly to:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021
Tecnicas Reunidas - Talara (e.1)	53,635	63,809	-	63,809	53,635	-
Municipalidad Metropolitana de Lima (e.2)	49,625	49,632	49,625	49,632	-	-
Ministerio de Vivienda and Fondo Mi Vivienda	21,816	23,953	-	-	21,816	23,953
Accounts receivable from joint venture	45,040	59,917	22,505	59,917	22,535	-
Others	26,628	18,632	20,797	12,707	5,831	5,925
	196,744	215,943	92,927	186,065	103,817	29,878

(e.1) Tecnicas Reunidas - Talara

Cumbra Peru S.A. filed a lawsuit case against Tecnicas Reunidas for approximately US$78 million as indemnification for damages as a consequence of several contractual breaches. Tecnicas Reunidas has filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. has breached the subcontract entered between the two companies. On December 28, 2020, Tecnicas Reunidas enforced two letters of guarantee issued by Banco Santander, for US$16 million for Performance and the second letter for advance payment for US$7.7 million, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. As of December 31, 2021, the balance of this item at nominal value amounts to US$17.3 million equivalent to S/68.6 million (at present value the balance amounts to US$14.8 million equivalent to S/63.8 million).

(e.2) Account receivable – Concession Via Expresa Sur S.A.

Includes account recivable of the Municipalidad Metropolitana de Lima related to concession agreements for S/49.6 million, which is fully impaired (ii).

(f) Other accounts receivable from Petroperu S.A.

It corresponds to accounts receivable to Petroperu S.A., for the additional investments of the Terminales del Peru Consortium of the subsidiary Unna Energia S.A.

(g) Restricted funds

As of December 31, 2021, includes restricted funds for bank certificates under guarantee, S/7.3 corresponds to the reserve account of the Concesionaria La Chira S.A. (S/19.1 million of AENZA S.A.A.  ,S/0.9 million of the subsidiary Viva Negocio Inmobiliario S.A., S/7.3 million of the Concesionaria La Chira S.A. and other subsidiaries for S/1.8 million as of December 31, 2020, respectively).

(h) Consorcio Panorama

Corresponds to the settlement agreement of the Consorcio Panorama signed by Viva Negocio Inmobiliario S.A. and Inversiones Maje S.A.C. on December 14, 2018. This balance includes the return of contributions and the profit earned, based on future sales of the properties held in the project.

(i) Impairment

The movement in impairment of other receivables during 2020 and 2021 was as follows:

	Totals	Tax credit	Guaranties Retention	Claims to third parties
At January 1, 2020	(30,698)	-	165	(30,863)
Impairment of Unna Transporte S.A.C. (Note 26.iii)	(11,431)	-	-	(11,431)
Impairment of Cumbra Peru S.A. (Note 26.iii)	(828)	-	-	(828)
Impairment of other minors (Note 26.iii)	(59)	-	-	(59)
Impairment of Cam Holding S.P.A. (Note 28.b)	(12,511)	-	(12,511)	-
Impairment of Concesionaria Via Expresa Sur S.A. (Note 28.b)	(55,847)	(6,222)	-	(49,625)
Impairment of other minors (Note 28.b)	(513)	-	-	(513)
Write-off	12,205	-	12,530	(325)
Exchange difference	(2,188)	-	-	(2,188)
Translations adjustments	(180)	-	(184)	4
At December 31, 2020	(102,050)	(6,222)	-	(95,828)

At January 1, 2021	(102,050)	(6,222)	-	(95,828)
Impairment of Unna Transporte S.A.C. (Note 26.iii)	(227)	-	-	(227)
Impairment of Cumbra Peru S.A. (Note 26.iii)	(964)	-	-	(964)
Impairment of other minors (Note 26.iii)	(114)	-	-	(114)
Impairment of AENZA S.A.A. (Note 28.b)	(19,967)	-	-	(19,967)
Impairment of other minors	(34)	-	-	(34)
Reversal of impairment (Note 26.iii)	128	-	-	128
Write-off	986	-	-	986
Exchange difference	(2,400)	-	-	(2,400)
Translations adjustments	(4,927)	-	-	(4,927)
At December 31, 2021	(129,569)	(6,222)	-	(123,347)

14	INVENTORIES

As of December 31, this account comprises:

	2020	2021
Land	176,927	175,087
Work in progress - Real estate	164,514	117,341
Finished properties	78,048	75,085
Construction materials	58,621	49,403
Merchandise and supplies	80,142	80,051
	558,252	496,967
Impairment of inventories	(6,252)	(8,641)
	552,000	488,326

Land

Land includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A. As of December 31, 2021, the land impairment provision equals S/1.2 million (S/1.2 million in 2020):

	2020	2021
Lurin (a)	81,493	84,648
San Isidro (b)	51,626	51,850
Nuevo Chimbote (c)	17,616	18,624
Barranco (d)	14,432	14,640
Piura (e)	11,760	5,325
	176,927	175,087

(a)
Plot of land of 107 hectares that corresponds to Inmobiliaria Almonte S.A.C. and a land 210 hectares that corresponds to Inmobiliaria Almonte 2 S.A.C., both lands located in the district of Lurin, province of Lima, destined for the purposes of industrial development and public housing.

(b)	Land located on David Samanez Ocampo street N°140 in San Isidro district where a 15-story building with 24 apartments and 124 parking lots will be built.

(c)	Land located in Chimbote of 11.5 hectares for the development of a real estate social housing project.

(d)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.

(e)	Land located in the district of Veintiseis de Octubre, province of Piura with an area of 10,000 m2 for the development of Los Parques de Piura IV project.

Real estate - work in progress

As of December 31, real state work in progress comprises the following projects:

	2020	2021
Los Parques de Comas	66,114	63,213
Los Parques del Callao	26,613	27,235
Los Parques del Mar	44,683	20,044
Los Parques de Carabayllo III	10,266	-
Los Parques de Piura	9,514	-
Inmobiliaria Pezet 417 S.A.C.	4,459	-
Others	2,865	6,849
	164,514	117,341

During 2021, the Corporation has capitalized financing costs of these construction projects (Note 2.21) amounting to S/1 million at annual interest rates between 7% and 11% (S/3.8 million in 2020 at interest rates between 7% and 11%).

Finished properties

As of December 31, the balance of finished properties consists of the following investment properties:

	2020	2021
Los Parques de Comas	32,098	27,185
Los Parques de Carabayllo III	8,518	14,757
Los Parques del Mar	-	13,885
Huancayo	13,033	7,918
Strip Callao	6,286	6,286
Los Parques de Callao	14,479	2,441
Los Parques de Piura	1,034	430
El Nuevo Rancho	1,284	-
Others	1,316	2,183
	78,048	75,085

As of December 31, 2021, the balance of finished properties is net of an impairment of S/3.7 million (S/3.8 million as of December 31, 2020).

Construction materials

As of December 31, 2021, the construction materials correspond mainly to projects of the subsidiary Cumbra Peru S.A. for S/47 million (Cumbra Peru S.A. for S/53.1 million as of December 31, 2020).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, this account comprises:

	2020	2021
Associates	27,246	22,047
Joint ventures	8,270	9,126
	35,516	31,173

The amounts recognized in the income statement as the value of the equity interest are as follows:

	2020	2021
Associates	(1,635)	(3,693)
Joint ventures	2,405	2,832
	770	(861)

a)	Investment in associates

Set out in the table below are the associates of the Corporation as of December 31, 2020 and 2021. The associates listed below have share capital solely consisting of common shares, which are held directly by the Corporation. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2020	2021	2020	2021
		%	%
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	18,058	16,295
Obratres S.A.C.	Common	37.50	37.50	3,812	3,400
Inversiones Maje S.A.C.	Common	9.59	9.59	2,283	2,043
Peru Piping Spools S.A.C.	Common	33.33	33.33	2,760	-
Otros	Common			333	309
				27,246	22,047

The movement of the investments in associates is as follows:

	2020	2021
Opening balance	28,875	27,246
Dividends received	-	(1,483)
Equity interest in results	(1,635)	(3,693)
Impairment of investment	(38)	-
Conversion adjustment	44	(23)
Final balance	27,246	22,047

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A. GSP signed on July 22, 2014, a concession contract with the Peruvian Government to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter, the “Concession Contract”). Additionally, GSP signed an engineering, procurement, and construction contract with CCDS. The Corporation made an investment of US$242.5 million and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Contract under its clause 6.7 based on GSP’s failure to provide evidence of the project’s financial closing within the contractual deadline and proceeded to the immediate enforcement of the performance guarantee. This situation generated the enforcement of the guarantees provided by the Corporation for US$52.5 million and US$129 million to secure GSP’s obligation with its lenders under a bridge loan granted to it. Under the Concession Agreement, the guarantees were paid by the Company on behalf of GSP, therefore the Company recognized a right to collect from GSP an amount equal to US$181.5 million that was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM entered into an agreement to deliver the concession asset pursuant to the Concession Agreement. These assets included all the works, equipment, facilities and engineering studies needed for the development of the project.

After the termination of the Concession Contract, the Peruvian Government should have appointed a recognized international audit firm to calculate the net book value of the concession assets (hereinafter "VCN") and conducted up to three public auctions of the GSP concession pursuant to clause 20 of the Concession Agreement; however, as of the date hereof, the Peruvian Government continues to be in breach of such contractual obligation. An independent audit firm engaged by GSP calculated the VCN to equal US$2,602 million as of December 31, 2016.

On December 4, 2017, GSP entered into a bankruptcy proceeding before the National Institute for the Defense of Competition and Intellectual Protection of Peru (INDECOPI). The Corporation registered a claim for accounts receivable for US$0.4 million and US$169.3 million that is held in trust for the benefit of the Company’s creditors. The debt recognition stage of the bankruptcy process has concluded and we are now awaiting the call of the Creditors' Assembly.

On December 21, 2018, the Company submitted to the Peruvian Government a direct deal demanding the payment of the VCN in favor of GSP. On October 18, 2019, the Company filed with CIADI a request for arbitration. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary agreement of effective collaboration signed with the Prosecutor and the Ad hoc State Counsel on the same date (Note 1).

As of December 31, 2021, the fair value of the investment in GSP was determined to be US$81.1 million, equivalent to S/322.6 million (as of December 31, 2020, US$88.6 million, equivalent to S/320 million), the Corporation's management maintains the 8-year investment recovery estimate; however, it has updated the discount rate used in its estimates from 1.6% to 2.73%, resulting in an amortized cost discounting gain of US$7.5 million (S/29.8 million).

The Company and internal and external legal advisors, any proceeds received by GSP from the Peruvian Government derived from the former’s obligation to reimburse the VCN of the concession assets would not be subject to retention under Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

Such withdrawal does not imply the loss of the Company's right of collection against GSP nor does it restrict, limit or obstruct the possibility that GSP has of exercising its rights against the Government in the future.

ii)	Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID, which is currently in process and close to the stage that corresponds to the arbitral decision.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

The following table shows the financial information of the principal associates:

Summarized financial information for associates

	Concesionaria
	Chavimochic S.A.C.
	At December 31,
Entity	2020	2021

Current
Assets	58,814	64,161
Liabilities	(5,471)	(3,450)

Non-current
Assets	11,635	10,864
Liabilities	-	(10,085)
Net assets	64,978	61,490

Loss operative	(5,198)	(7,641)
Others	3,534	4,153
Loss of the year	(1,664)	(3,488)
Total comprehensive loss	(1,664)	(3,488)

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Corporation as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2020	2021	2020	2021
		%	%

Logistica Quimicos del Sur S.A.C.	Common	50.00	50.00	8,080	8,951
Constructora SK-VyV Ltda.	Common	50.00	50.00	34	31
Others		-	-	156	144
				8,270	9,126

The movement of the investments in joint ventures was as follows:

	2020	2021
Opening balance	8,160	8,270
Equity interest in results	2,405	2,832
Dividends received	(2,318)	(1,962)
Conversion adjustment	23	(14)
Final balance	8,270	9,126

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

	At December 31,
Logistica Quimicos del Sur S.A.C.	2020	2021

Current
Cash and cash equivalents	2,710	3,096
Other current assets	3,324	2,068
Total current assets	6,034	5,164

Other current liabilities	(6,108)	(3,899)
Total current liabilities	(6,108)	(3,899)

Non-current
Total non-current assets	35,715	34,027
Total non-current liabilities	(19,484)	(17,392)
Net assets	16,157	17,900

Revenue	13,351	14,847
Depreciation and amortization	(2,394)	(2,400)
Interest expense	(508)	(366)
Profit from continuing operations	6,854	8,140
Income tax expense	(2,072)	(2,473)
Profit from continuing operations after income tax	4,782	5,667
Total comprehensive income	4,782	5,667

The Corporation received dividends in 2021 from Logistica Quimicos del Sur S.A. for S/2 million (S/2.3 million in 2020).

16	INVESTMENT PROPERTY, PROPERTY, PLANT AND EQUIPMENT, NET AND RIGHT-OF-USE ASSETS

16.1	INVESTMENT PROPERTY

The movement in investment property and its related accumulated depreciation for the year ended December 31, 2020 and 2021 is as follows:

	Land	Buildings	Buildings	Total

At January 1, 2020
Cost	2,494	43,302	12	45,808
Accumulated depreciation and impairment	-	(17,482)	-	(17,482)
Net carrying amount	2,494	25,820	12	28,326

Net initial carrying amount - At January 1, 2020	2,494	25,820	12	28,326
Additions	-	58	40	98
Depreciation charge	-	(2,413)	-	(2,413)
Reclassifications	-	32	(32)	-
Translations adjustments	11	51	-	62
Net final carrying amount - At December 31, 2020	2,505	23,548	20	26,073

At December 31, 2020
Cost	2,505	43,443	20	45,968
Accumulated depreciation and impairment	-	(19,895)	-	(19,895)
Net carrying amount	2,505	23,548	20	26,073

Net initial carrying amount - At January 1, 2021	2,505	23,548	20	26,073
Additions	-	28	124	152
Depreciation charge	-	(4,316)	-	(4,316)
Transfers (b)	10,692	30,458	-	41,150
Reclassifications	-	123	(123)	-
Translations adjustments	(9)	(39)	-	(48)
Net final carrying amount - At December 31, 2021	13,188	49,802	21	63,011

At December 31, 2021
Cost	13,188	74,013	21	87,222
Accumulated depreciation and impairment	-	(24,211)	-	(24,211)
Net carrying amount	13,188	49,802	21	63,011

Investment properties correspond mainly to:

(a) The subsidiary Viva Negocio Inmobiliario S.A. owner of the "Agustino Plaza" Shopping Center, located in the District of El Agustino, and the stores located within the stations of Line 1 of the Lima Metro, whose fair value amounts to US$17.3 million equivalent to S/69.1 million as of December 31, 2021 (US$14.1 million, equivalent to S/51.3 million, as of December 31, 2020). These investment properties have been leased under an operating lease with third parties. Their carrying amount amounts to S/22.4 million (S/24.6 million at December 31, 2020).

b) In 2021, Cumbra Peru S.A. through its subsidiary Morelco S.A.S. transferred the net carrying amount of S/1.4 million from item "investment properties" to item "property, plant and equipment", which were under lease until March 2021. However, in December 2021, the Management of AENZA S.A.A. decided to lease the property located at 4675 Paseo de la Republica Avenue in Surquillo, transferring from item "property, plant and equipment" to item "investment property" for the net carrying amount of S/42.6 million (Note 16.2-iii), whose fair value is US$18.6 million equivalent to S/74 million as of December 31, 2021.

Depreciation of investment property is distributed in the income statement as follows:

	2020	2021

Cost of services and goods (Note 26.ii)	2,413	4,316

16.2.	PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2020 and 2021 is as follows:

					Furniture		Replacement
					and	Other	and in-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total

At January 1, 2020
Cost	19,974	129,911	726,173	75,146	58,236	179,179	10,624	32,269	1,231,512
Accumulated depreciation and impairment	(273)	(42,001)	(454,817)	(48,823)	(49,652)	(155,808)	(11)	(16,137)	(767,522)
Net carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990

Net initial carrying amount	19,701	87,910	271,356	26,323	8,584	23,371	10,613	16,132	463,990
Additions (i)	-	412	17,941	-	844	1,781	3,549	11,538	36,065
Depreciation charge	-	(7,636)	(53,220)	(4,461)	(1,344)	(11,899)	-	-	(78,560)
Sale of assets, net (ii)	-	(134)	(753)	(5,926)	(28)	(20)	-	-	(6,861)
Disposals, net	(9,895)	(2,014)	(237)	(94)	(140)	6	-	-	(12,374)
Impairment loss	-	(161)	(5,069)	(17)	33	-	-	-	(5,214)
Transfers (iii)	-	-	-	-	-	89	-	-	89
Reclassifications	-	1,404	23,745	35	-	379	(2,216)	(23,347)	-
Translations adjustments	800	1,419	3,474	864	(12)	1,769	-	20	8,334
Net final carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

At December 31, 2020
Cost	10,879	132,940	750,769	64,666	52,843	156,111	11,957	20,481	1,200,646
Accumulated depreciation and impairment	(273)	(51,740)	(493,532)	(47,942)	(44,906)	(140,635)	(11)	(16,138)	(795,177)
Net carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

					Furniture		Replacement
					and	Other	and in-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total

At January 1, 2021
Cost	10,879	132,940	750,769	64,666	52,843	156,111	11,957	20,481	1,200,646
Accumulated depreciation and impairment	(273)	(51,740)	(493,532)	(47,942)	(44,906)	(140,635)	(11)	(16,138)	(795,177)
Net carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469

Net initial carrying amount	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469
Additions (i)	85	131	15,786	519	661	5,175	2,572	13,262	38,191
Depreciation charge	-	(5,455)	(49,753)	(4,561)	(1,335)	(9,676)	-	-	(70,780)
Sale of assets, net (ii)	-	(10)	(4,361)	(1,143)	(31)	(139)	-	-	(5,684)
Disposals, net	-	(647)	(610)	(111)	(127)	(22)	-	-	(1,517)
Impairment loss	-	-	(8,055)	-	-	-	(33)	-	(8,088)
Transfers (iii)	(10,692)	(30,458)	120	14	-	-	-	(218)	(41,234)
Deconsolidation, net (iv)	-	(3,418)	-	(14)	(199)	(4,304)	-	-	(7,935)
Reclassifications	10,198	(6,515)	13,444	918	(2)	484	(2,645)	(15,882)	-
Translations adjustments	(479)	(655)	(3,058)	(528)	(53)	(479)	-	-	(5,252)
Net final carrying amount	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170

At December 31, 2021
Cost	9,718	72,405	849,980	219,105	33,614	57,707	11,850	1,505	1,255,884
Accumulated depreciation and impairment	-	(38,232)	(629,230)	(207,287)	(26,763)	(51,192)	(10)	-	(952,714)
Net carrying amount	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170

(i)	In 2020 and 2021, additions correspond to acquisitions measured at cost under direct acquisition and, to a lesser extent, under financial leasing.

(ii)
A reversal of S/2.1 million is included in the gross margin and S/7.8 million in item "other income and expenses, net". The income presented in in item “other income and expenses, net” for S/9.6 million generates a gain of S/1.8 million (S/9.1 million of income in this caption and a gain of S/2.6 million in 2020) (Note 28).

(iii)
Corresponds mainly to the building located in Surquillo that has been reclassified to Investment Properties due to management's decision to rent the property located at 4675 Paseo de la República Avenue for a net book value of S/42.6 million. Additionally, Cumbra Peru S.A. through its subsidiary Morelco S.A.S. reclassified land and buildings from item “investment property” to item “property, plant and equipment”, which were under lease for S/1.4 million (Note 16.1 b).

(iv)	The subsidiary Adexus S.A. is deconsolidated, in accordance with the purchase and sale agreement signed on December 27, 2021.

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2020	2021

Cost of services and goods (Note 26.ii)	66,479	60,230
Administrative expenses (Note 26.ii)	5,432	4,610
Depreciation discontinued operations	6,649	5,940
Total depreciation of property, plant and equipment	78,560	70,780

As of December 31, 2021, the Corporation had fully depreciated assets in use of S/341.2 million (S/231.1 million in 2020).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

	2020	2021

Cost of acquisition	64,623	64,640
Accumulated depreciation	(52,165)	(53,321)
Net carrying amount	12,458	11,319

As of December 31, 2021 payments were made for amortization and interest on financial leases amounting to S/8.8 million (S/15.9 million in 2020).

16.3	RIGHT-OF-USE ASSETS

As of December 31, 2020 and 2021, the Corporation recognized assets and liabilities for right-of-use, as shown in the following table:

	Buildings	Machinery and equipments	Vehicles	Total

At January 1, 2020
Costo	80,550	18,597	20,830	119,977
Depreciación y deterioro acumulado	(13,568)	(6,899)	(8,929)	(29,396)
Costo neto	66,982	11,698	11,901	90,581

Net initial carrying amount	66,982	11,698	11,901	90,581
Additions	6,681	876	4,518	12,075
Depreciation charge	(13,211)	(5,834)	1,514	(17,531)
Disposals, net	(10,463)	-	(11,078)	(21,541)
Translations adjustments	880	-	54	934
Net final carrying amount	50,869	6,740	6,909	64,518

At December 31, 2020
Cost	75,849	19,344	14,324	109,517
Accumulated depreciation	(24,980)	(12,604)	(7,415)	(44,999)
Net carrying amount	50,869	6,740	6,909	64,518

	Buildings	Machinery and equipments	Vehicles	Total

At January 1, 2021
Costo	75,849	19,344	14,324	109,517
Depreciación y deterioro acumulado	(24,980)	(12,604)	(7,415)	(44,999)
Net carrying amount	50,869	6,740	6,909	64,518

Net initial carrying amount	50,869	6,740	6,909	64,518
Additions	8,260	317	5,354	13,931
Depreciation charge	(12,589)	(5,355)	(5,755)	(23,699)
Deconsolidation, net	(6,416)	-	(216)	(6,632)
Reclassifications	-	1,356	(1,356)	-
Translations adjustments	(352)	-	(49)	(401)
Net final carrying amount	39,772	3,058	4,887	47,717

At December 31, 2021
Cost	61,596	19,671	17,124	98,391
Accumulated depreciation	(21,824)	(16,613)	(12,237)	(50,674)
Net carrying amount	39,772	3,058	4,887	47,717

The expense for depreciation of right-of-use assets has been distributed in the following items of the consolidated statement of income:

	2020	2021

Cost of services and goods (Note 26.ii)	10,840	17,517
Administrative expenses (Note 26.ii)	961	815
Depreciation discontinued operations	5,730	5,367
	17,531	23,699

The costs related to the leasing of machinery and equipment for which the Corporation applied the exceptions described in paragraph 5 of IFRS 16 are the following:

Leases under 12 months: S/252.4 million (S/351.7 million in 2020).
Leases of low value assets: S/44.4  million (S/5.1 million in 2020).

Likewise, leases whose payments are entirely variable, which depend on their future performance or use, were excluded, during the year 2021 the expenditure was S/85.8 million (in 2020, S/48.7 million).

For the years ended December 31, total depreciation is composed as follows:

	2020	2021

Depreciation of property, plant and equipment (Note 16.2)	78,560	70,780
Depreciation related to right-of-use assets (Note 16.3)	17,531	23,699
Depreciation related to investment property (Note 16.1)	2,413	4,316
Total depreciation	98,504	98,795

17	INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2020 and 2021 is as follows:

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2020
Cost	93,887	73,836	710,290	72,810	63,278	558,530	13,288	113,057	1,698,976
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(41,891)	(364,556)	(2,468)	(57,524)	(844,749)
Net cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227

Net initial cost	57,367	70,695	443,950	501	21,387	193,974	10,820	55,533	854,227
Additions	-	-	4,412	-	1,526	37,994	-	6,473	50,405
Capitalization of interest expenses	-	-	-	-	-	-	-	1,105	1,105
Transfers from assets under construction	-	-	-	-	(64)	(25)	-	-	(89)
Derecognition - net	-	-	-	-	(492)	-	-	-	(492)
Amortization	-	-	(52,408)	-	(6,037)	(36,942)	-	(3,234)	(98,621)
Translations adjustments	1,579	7,810	-	22	201	-	-	-	9,612
Reclassifications	-	(84)	(24,157)	-	74	-	-	10	(24,157)
Net final cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

At December 31, 2020
Cost	95,466	81,562	690,545	77,542	63,871	596,499	13,288	120,645	1,739,418
Accumulated amortization and impairment	(36,520)	(3,141)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(947,428)
Net cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2021
Cost	95,466	81,562	690,545	77,542	63,871	596,499	13,288	120,645	1,739,418
Accumulated amortization and impairment	(36,520)	(3,141)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(947,428)
Net cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990

Net initial cost	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990
Additions	-	-	6,185	-	10,312	45,518	-	5,726	67,741
Capitalization of interest expenses	-	-	-	-	-	-	-	609	609
Derecognition - net	-	-	(862)	-	(1,825)	(2)	-	-	(2,689)
Amortization	-	-	(54,304)	-	(7,269)	(40,501)	-	(4,438)	(106,512)
Subsidiary deconsolidation	-	-	-	-	(751)	-	-	-	(751)
Translations adjustments	(1,866)	(4,984)	-	(26)	(121)	-	-	-	(6,997)
Net final cost	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391

At December 31, 2021
Cost	93,600	76,578	694,809	74,155	45,239	328,907	13,288	126,980	1,453,556
Accumulated amortization and impairment	(36,520)	(3,141)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(710,165)
Net cost	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on. As of December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2020	2021
Engineering and construction	38,211	36,345
Electromechanical	20,735	20,735
	58,946	57,080

As a result of management’s annual impairment tests on goodwill, the recoverable number of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2020 and 2021, no impairment was identified.

The main assumptions used by the Corporation to determine fair value less disposal costs and value in use are as follows:

	Engineering
	and	Electro-
	construction	mechanical
	%	%

2020
Gross margin	12.50%	9.36%
Terminal growth rate	3.00%	2.00%
Discount rate	11.06%	11.77%

2021
Gross margin	11.10%	9.04%
Terminal growth rate	3.30%	-
Discount rate	11.97%	13.28%

These assumptions have been used for the analysis of each CGUs for a period of 5 years and consider a residual recovery value without growth.

Management determines budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax or post-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

b)	Trademarks

As of December 31, 2021, this item includes the brands acquired in the business combination processes with Vial y Vives S.A.C. for S/47.4 million (S/51 million as of December 31, 2020), Morelco S.A.S. for S/26.1 million (S/27.4 million as of December 31, 2020). Management determined that the brands from Vial y Vives and Morelco have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations in 2020 and 2021, no impairment was identified.

The main assumptions used by the Corporation to determine fair value less cost of sales are as follows:

	Engineering
	and construction
	Morelco	Vial y Vives - DSD
	%	%

2020
Average revenue growth rate	7.60%	5.00%
Terminal growth rate	3.00%	2.10%
Discount rate	11.06%	13.16%

2021
Average revenue growth rate	23.16%	5.00%
Terminal growth rate	3.30%	3.00%
Discount rate	11.97%	17.60%

c)	Concessions

As of December 31, mainly include intangibles of Red Vial 5 S.A. and is made up of:

	2020	2021

EPC Contract	54,506	46,719
Construction of the second tranch of the “Ancon-
Huacho-Pativilca” highway	3,406	2,919
Road improvement	12,922	11,795
Implementation for road safety	9,034	10,179
Work capitalization of second roadway	280,326	240,279
Disbursements for land adquisition	4,510	4,883
Other intangible assets contracted for the
delivery process	5,026	5,118
Total Red Vial 5 S.A.	369,730	321,892
Other concessions	2,067	924
	371,797	322,816

In 2020, S/21.8 million of Concesionaria Via Expresa Sur S.A. were reclassified to other accounts receivable (Note 13-e).

d)	Cost of well’s development

Through one of its subsidiaries, Unna Energia S.A., the Corporation operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru. Both fields are operated under long-term service contracts in which the Corporation provides hydrocarbon extraction services to Perupetro. The expiration date of these contracts are December 2021 and October 2023 for Lot I and Lot V, respectively.

On December 10, 2014, the Peruvian State granted the subsidiary Unna Energia S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara basin, Piura. The investment committed is estimated at US$400 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling began in April 2015 in both lots.

As part of the Corporation’s obligations under the infrastructure, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/49.2 million during 2021 (S/41 million in 2020), which includes the capitalization of the provision for dismantling wells and instalations in Lots III and IV, which during 2021, an amount of S/7.8 million ( in 2020 there was no significant movement at Lots I, III, IV and V).

The lots are amortized on the basis of the useful lives of the wells (determined on the remaining terms for lots I and V and units produced for lots III and IV), until the term of contract with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated income statement as follows:

	2020	2021
Cost of sales and services (Note 26)	93,135	101,578
Administrative expenses (Note 26)	4,138	3,642
(+) Amortization discontinued operations	1,348	1,292
	98,621	106,512

18	BORROWINGS

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Bank loans (a)	571,659	343,679	409,272	217,935	162,387	125,744
Finance leases (b)	52,391	9,836	13,635	5,118	38,756	4,718
Lease liability for right-of-use asset (c)	72,726	60,507	19,950	14,541	52,776	45,966
Other financial entities (d)	201,544	165,878	10,027	3,746	191,517	162,132
	898,320	579,900	452,884	241,340	445,436	338,560

a)	Bank Loans

As of December 31, 2020 and 2021, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.5% and 11.0% in 2020 and between 0.9% and 11.0% in 2021.

	Interest	Date of	Current		Non-current
	rate	maturity	2020	2021	2020	2021

Cumbra Peru S.A. (i-iv)	0.90% / 8.50%	2025	222,924	129,905	19,977	4,526
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	24,950	23,351	99,474	120,635
Viva Negocio Inmobiliario S.A. (v)	7.00% / 11.00%	2023	90,197	64,679	3,318	583
AENZA S.A.A. (iii)	9.10% / 10.10%	2021	51,977	-	39,618	-
Adexus S.A. (Note 36)	0.50% / 1.15%	2021	19,224	-	-	-
			409,272	217,935	162,387	125,744

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The objectives of the Financial Stability Framework Agreement were: to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A.

On August 12, 2021, the lenders agreed to extend the maturity date of the Framework Agreement, the Financing Agreement and the Syndicated Letter of Guarantee Facility to July 31, 2022, which expires August 1, 2021.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount pending payment.

As of December 31 2021, the account receivable rate and unbilled receivable rate reached 212% and 284%, respectively.  As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. The Company complied with the requirement of the Financial Stability Framework Agreement.

In August 2021, US$20 million was paid, equivalent to S/81.3 million. As of December 31 2021, the Company's balance payable under the Financial Stability Framework Agreement amounts to US$7.4 million, equivalent to S/29.5 million (US$30.7 million, equivalent to S/111 million, as of December 31, 2020)

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. In April and December 2021, an additional cash transfer of US$7.3 million (equivalent to US$28.2 million) and US$4.3 million (equivalent to US$16.9 million), respectively, was requested for the additional investments. As of December 31, 2021, TP has a total amount of financing of US$54.3 million (equivalent to S/217.4 million) and due in 2027 (US$46.4 million, equivalent to S/168.2 million, as of December 31, 2020). As of December 31, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$27.2 million, equivalent to S/108.7 million ( US$23.2 million, equivalent to S/84.1 million, as of December 31, 2020).

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of December 31, 2021, TP has a total amount of financing of US$18.4 million (equivalent to S/73.6 million) and due in 2026 (US$22 million, equivalent to S/80 million, as of December 31, 2020). As of December 31, 2021, the amount of financing equivalent to the 50% interest held by the subsidiary Unna Energia S.A. amounts to US$9.2 million, equivalent to S/36.8 million (US$11 million, equivalent to S/40 million, as of December 31, 2020).

As of December 31, 2021 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan generates interest between 9.1% and 10.10%. The loan funds were used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

In August 2021, the loan was paid in full. (US$25.7 million, equivalent to S/93.2 million, as of December 31, 2020).

iv)	Banco Santander Loan

On December 28, 2020, Técnicas Reunidas enforced two letters of credit for a total  amount of US$23.7 million, which had been issued by Santander on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed a loan with Banco Santander for principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8% and due on September 30, 2022. In October and December 2021, the debt was paid for US$2.5 million and US$1 million, respectively. As of December 31, 2021, the principal amount of the loan is US$20.2 million, equivalent to S/80.8 million (US$23.7 million, equivalent to S/85.9 million, as of December 31, 2020).

Pursuant to the Loan Agreement executed with Banco Santander S.A., Cumbra Peru was obliged to amortize US$1.5 million on December 31, 2021.  However, such agreement stipulates that to the extent other payment obligations have not been fulfilled (Amortization of Direct Debt to the banks of the Syndicated Line), AENZA could request to Banco Santander S.A. the same payment waivers granted by these creditors (banks of the Syndicated Line).  Therefore, on December 30, 2021, Cumbra Peru requested Banco Santander S.A. a waiver with respect to the amortization date in the following main terms: (i) waiver of the US$1.5 million amortization on the Payment Date and (ii) schedule the amortization to February 15, 2022, to the extent that the amortization of the Syndicated Line Amortization is fulfilled on the same date.

Banco Santander S.A. approved a payment waiver with effective date December 31, 2021.

As of December 31, 2021, Cumbra Peru S.A. is in compliance with the covenants under the Loan Agreement with Banco Santander S.A.

v)	Viva Negocio Inmobiliario S.A. Loan

The balance consists mainly of the financing of the following projects:

-
Los Parques de Comas: As of December 31, 2021, promissory notes for a total of S/9.7 million with BBVA Continental, with an interest rate between 7.85% and 8.89%, maturing between January 2022 and January 2023 (S/8.2 million, at December 31, 2020).

-
El Nuevo Rancho: As of December 31, 2021, a promissory note with the Inter-American Finance Bank for S/18.4 million, with an interest rate of 7%, due in January 2022 (S/24.2 million, as of December 31, 2020).

-
Los Parques del Mar: As of December 31, 2021, promissory notes with the Banco de Credito del Peru for a total of S/35.7 million, with an interest rate of 7%, due in July 2022 (S/43.4 million, as of December 31). December 2020).

-
Los Parques de Carabayllo: As of December 31, 2021, loan with Eldo Peru S.A.C. for US$0.35 million equivalent to S/1.4 million, with an interest rate of 11%, maturing in April 2022 (US$1 million equivalent to S/3.6 million, as of December 31, 2020).

b)	Financial Leases

	Interest	Date of	Current		Non-current
	rate	maturity	2020	2021	2020	2021

Viva Negocio Inmobiliario S.A.	7.79% / 9.04%	2024	4,617	2,754	4,357	3,924
Cumbra Peru S.A.	4.80% / 7.67%	2023	2,021	2,318	2,823	794
Unna Energia S.A.	6.28%	2022	149	46	19	-
Adexus S.A. (Note 36)	0.23% / 0.51%	2027	6,848	-	31,557	-
			13,635	5,118	38,756	4,718

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	2020	2021

Up to 1 year	16,287	5,624
From 1 to 5 years	35,770	4,909
Over 5 years	8,515	-
	60,572	10,533
Future financial charges	(8,181)	(697)

Present value of the obligations for finance lease contracts	52,391	9,836

The present value of the finance lease agreements obligations are as follows:

	2020	2021

Up to 1 year	13,635	5,118
From 1 year to 5 years	30,635	4,718
Over 5 years	8,121	-
	52,391	9,836

c)	Lease liability for right-of-use asset

	Interest	Date of	Current		Non-current
	rate	maturity	2020	2021	2020	2021

AENZA S.A.A.	7.88%	2027	6,534	8,075	41,403	43,112
Unna Energía S.A.	7.10%	2024	6,765	2,831	2,926	1,058
UNNA Transporte S.A.C.	5.40% / 7.50%	2024	2,047	2,782	1,925	1,721
Cumbra Peru S.A.	6.95%	2023	852	423	426	-
Cumbra Ingenieria S.A.	6.95% / 7.40%	2023	302	367	381	60
Tren Urbano de Lima S.A.	10.00%	2023	42	45	59	15
Adexus S.A. (Note 36)	0.25% / 0.50%	2025	3,408	-	5,656	-
Other minors	4.50%	2022	-	18	-	-
			19,950	14,541	52,776	45,966

The minimum payments to be made according to their maturity and the present value of the lease liability for right-of-use asset obligations are as follows:

	2020	2021

Up to 1 year	24,714	18,817
From 1 to 5 years	51,853	46,288
Over 5 years	11,131	8,086
	87,698	73,191
Future financial charges	(14,972)	(12,684)

Present value of the lease liability for right-of-use asset obligations	72,726	60,507

The present value of the lease liability for right-of-use asset obligations are as follows:

	2020	2021

Up to 1 year	19,950	14,541
From 1 year to 5 years	42,641	38,136
Over 5 years	10,135	7,830
	72,726	60,507

d)	Other financial entities

The balance is mainly composed of the monetization of Red Vial 5 S.A. dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Red Vial 5's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of December 31, 2021, the loan balance payable amounted to US$41.5 million, equivalent to S/165.8 million (as of December 31, 2020, the balance was US$42.1 million, equivalent to S/152.5 million, in addition the balance was composed of loans payable from AENZA S.A.A. for S/11.3 million and Adexus S.A. for S/37.7 million) and includes the effect of the fair value of S/12.4 million (Note 27-c). Accrued interest amounted to S/10 million (In 2020, S/14.5 million) (Note 27-a).

e)	Fair value of debt

As of December 31, the book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
	2020	2021	2020	2021

Bank loans	571,659	343,679	589,737	372,270
Finance leases	52,391	9,836	54,343	9,097
Lease liability for right-of-use asset	72,726	60,507	88,779	66,943
Other financial entities	201,544	165,878	247,857	165,878
	898,320	579,900	980,716	614,188

In 2021, fair values are based on discounted cash flows using debt rates between 3.9% and 10% (between 0.7% and 11% in 2020) and are within level 2 of the fair value hierarchy.

19	BONDS

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Tren Urbano de Lima S.A. (a)	624,454	626,697	21,081	24,496	603,373	602,201
Red Vial 5 S.A. (b)	280,848	251,933	32,819	36,637	248,029	215,296
AENZA S.A.A. (c)	-	356,010	-	3,809	-	352,201
Cumbra Peru S.A. (d)	27,457	26,282	4,546	4,896	22,911	21,386
	932,759	1,260,922	58,446	69,838	874,313	1,191,084

a)	Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2021, an accumulated amortization amounting to S/106.9 million (S/90.6 million as of December 31, 2020) has been made.

As of December 31, 2021, the balance includes VAC adjustments and interest payable for S/121.1 million (S/103.4 million as of December 31, 2020).

The account movement for the periods ended December 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	618,497	624,454
Amortization	(11,582)	(16,376)
Accrued interest	47,615	49,013
Interest paid	(30,076)	(30,394)
Balance at December, 31	624,454	626,697

As of December 31, 2020 and 2021, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2021, the fair value amounts to S/626.8 million (S/710 million, as of December 31, 2020), this is based on discounted cash flows using the rate of 4.9% (3.6% as of December 31, 2020) and corresponds to level 3 of the fair value hierarchy.

b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued Corporate Bond on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended December 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	305,545	280,848
Amortization	(24,820)	(28,836)
Accrued interest	24,619	22,315
Interest paid	(24,496)	(22,394)
Balance at December, 31	280,848	251,933

As of December 31, 2020 and 2021, Red Vial 5 S.A. has complied with the covenants.

As of December 31, 2021, the fair value amounts to S/260 million (S/304.7 million as of December 31, 2020), is based on discounted cash flows using rate 8.1% as of December 31, 2020 and 2021, and is within level 2 of the fair value hierarchy.

c)	AENZA S.A.A.

On August 2021 13, AENZA S.A.A. issued bonds convertible (hereinafter, the "Bonds") into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

The placement of these bonds was executed locally and is the result of the exercise of the preemptive subscription right provided by the applicable legislation, as well as their subsequent private offering. The Bonds have been made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation. The bonds mature in February 2024, bear interest at a rate of 8%, and are payable quarterly.

Pursuant to the terms and conditions of the convertible bond, they may be converted into shares as of the sixth month from the date of issuance, according to the following procedure: 1) the conversion day is the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice must be sent to the Bondholders' Representative no later than 5 business days prior to the conversion date; and 4) the conversion price will be the minimum between (i) US$0. 33 (Zero and 33/100 Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

As of December 31, 2021, the principal balance amounts to US$89.9 million equivalent to S/359.7 million. The debt balance net of costs incurred amounts to S/356 million.

As of December 31, 2021, the fair value amounts to S/361.1 million, is based on discounted cash flows using rate 8.1% and is within level 3 of the fair value hierarchy.

d)	Cumbra Peru S.A.

At the beginning of  2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding business obligations.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of December 31, 2021, the balance includes accrued interest payable for US$0.3 million, equivalent to S/1 million (US$0.6 million, equivalent to S/2.2 million, as of December 31, 2020).

The account movement for the periods ended December 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	-	27,457
Additions	25,871	-
Amortization	(1,579)	(3,687)
Exchange difference	2,153	2,561
Accrued interest	2,152	2,219
Interest paid	(1,140)	(2,268)
Balance at December, 31	27,457	26,282

As of December 31, 2021, the fair value amounts to S/27.1 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using a rate of 7.4% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.

20	TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Invoices payable (a)	454,174	506,798	454,174	506,798	-	-
Provision of contract costs (b)	642,492	468,360	601,990	468,360	40,502	-
Notes payable	8,252	5,609	8,252	5,609	-	-
	1,104,918	980,767	1,064,416	980,767	40,502	-

(a) Invoices payable are obligations accredited with formal documents. The following are the invoices payable according to main projects:

	2020	2021
Infrastructure
Linea 1 - Metro de Lima	18,992	15,616
Operation and maintenance - Roads	20,194	17,372
	39,186	32,988

Energy	33,085	43,501

Engineering and Construction
Cumbra Peru S.A. - Talara Refinery	96,051	109,930
Vial y Vives - DSD S.A. - Engineering and Construction Works	70,987	73,188
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	55,107	71,324
Cumbra Peru S.A. - Jorge Chavez Airport	1,397	55,596
Morelco S.A.S. - Engineering and Construction Works	17,616	22,629
Cumbra Peru S.A. - Gasoducto Piura Project	172	11,167
Cumbra Peru S.A. - Generating Plant Machu Picchu	3,488	3,832
Cumbra Ingenieria S.A. - Project Mina Gold Fields La Cima S.A.	10,353	3,810
Cumbra Peru S.A. - Desilting of the Chicama River	4,257	2,974
Cumbra Peru S.A. - Cerro del Águila Hydroelectric Power Plant	822	2,199
Cumbra Peru S.A. - Civil Works, Assembly and Electromechanics - Acero Arequipa	2,428	28
Cumbra Ingenieria S.A. - Mina Justa Project	14,190	14
Others	38,907	40,955
	315,775	397,646

Real Estate	18,056	9,769

Parent Company Operation	48,072	22,894

	454,174	506,798

(b) Provisions for contract costs correspond to the measurement by the degree of progress of the projects. Below are the balances of the main projects::

	2020	2021
Infrastructure
Linea 1 - Metro de Lima	13,645	15,021
Operation and maintenance - Roads	31,027	27,303
	44,672	42,324

Energy	18,140	24,185

Engineering and Construction
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	42,822	86,562
Vial y Vives - DSD S.A. - Engineering and Construction Works	106,186	74,912
Cumbra Peru S.A. - Talara Refinery	204,102	54,513
Cumbra Peru S.A. - Gasoducto Piura Project	599	43,401
Morelco S.A.S. - Engineering and Construction Works	84,513	25,434
Cumbra Peru S.A. - Jorge Chavez Airport	1,083	25,093
Cumbra Ingenieria S.A. - Project Mina Gold Fields La Cima S.A.	12,670	9,135
Cumbra Peru S.A. - Project Via Expresa Linea Amarilla	5,359	6,545
Cumbra Peru S.A. - Generating Plant Machu Picchu	1,222	2,348
Cumbra Peru S.A. - Civil Works, Assembly and Electromechanics - Acero Arequipa	5,222	1,556
Cumbra Ingenieria S.A. - Improvement and expansion - INEN	2,036	1,465
Cumbra Peru S.A. - Works and Consortiums	1,951	804
Cumbra Ingenieria S.A. - Mina Justa Project	33,525	98
Others	6,847	33,354
	508,137	365,220

Real estate	24,509	20,632

Parent Company Operation	47,034	15,999

	642,492	468,360

21	OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Advances received from customers (a)	280,970	322,680	249,870	315,644	31,100	7,036
Consorcio Ductos del Sur - payable (b)	88,206	77,665	28,836	29,242	59,370	48,423
Salaries and other payable	77,386	126,466	77,386	126,466	-	-
Put option liability on Morelco acquisition (c)	118,622	27,986	79,096	27,986	39,526	-
Third-party loans	11,608	2,076	9,533	-	2,075	2,076
Other taxes payable	115,862	124,497	102,240	112,737	13,622	11,760
Acquisition of additional non-controlling interest (Note 35)	27,596	25,253	27,596	25,253	-	-
Guarantee deposits	23,744	26,017	23,744	26,017	-	-
Consorcio Rio Mantaro - payables	75,059	58,502	75,059	58,502	-	-
Provision of interest for debt with suppliers	16,425	3,056	-	285	16,425	2,771
Share purchase agreement - Inversiones Sur	14,496	15,992	-	-	14,496	15,992
Other accounts payables	39,974	37,160	33,356	32,849	6,618	4,311
	889,948	847,350	706,716	754,981	183,232	92,369
(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Customer advances from Consortiums	55,020	27,568	55,020	27,568	-	-
Customer advances for real estate projects	78,286	80,188	78,286	80,188	-	-
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	86,415	10,841	71,571	10,841	14,844	-
Special National Transportation Infrastructure Project	24,050	19,582	13,781	12,765	10,269	6,817
Vial y Vives - DSD S.A. - Quebrada Blanca Project	-	120,642	-	120,642	-	-
Vial y Vives - DSD S.A. - Modernization and expansion of Arauco	-	52,063	-	52,063	-	-
Cumbra Peru S.A. - Piura Pipeline Project	31,048	5,745	25,292	5,745	5,756	-
Others	6,151	6,051	5,920	5,832	231	219
	280,970	322,680	249,870	315,644	31,100	7,036

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/77.6 million (S/88.2 million as of December 31, 2020), assumed by the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

(c)
On December 23, 2014, the Company acquired through the subsidiary Cumbra Peru S.A. control of Morelco S.A.S. (Morelco), with the purchase of 70.00% of its shares representative of the capital stock. Morelco, an entity domiciled in Colombia, also entered into a put and call option agreement in connection with the common shares retained by the non-controlling interest that grants the sellers the right to sell their retained shares to Cumbra Peru S.A. (put option). The signed put option agreement represented an obligation to purchase shares of the non-controlling interest and, therefore, the Corporation recognized a "financial liability" at fair value with a corresponding reduction in shareholders' equity decreasing other reserves.

Taking into account the Company's current financial situation, during 2021, management renegotiated the critical terms of the Shareholders' Agreements (put option agreement), mainly regarding the exercise price. Such renegotiation ended with the signing of a new acquisition agreement for an amount of US$15.4 million, disregarding the original put option agreement of up to US$32.7 million.

In consequence, this new agreement is considered by management as a modification of the original financial liability recorded at the acquisition date under IFRS 9. Consequently, the Company recorded "Other income - results from valuation of financial instruments" for an amount of US$17.3 million (S/70.3 million) in the statement of income in 2021 (Note 28-a).

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22	OTHER PROVISIONS

As of December 31, this item includes:

	Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Legal claims (a)	326,868	364,385	78,627	117,520	248,241	246,865
Tax claims	8,176	37,466	3,293	16,776	4,883	20,690
Provision for well closure (b)	52,949	82,475	10,837	20,533	42,112	61,942
	387,993	484,326	92,757	154,829	295,236	329,497

a)	Additions for legal claims correspond to:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company and two of its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As indicated in Note 1-d) through the Agreement signed on May 21, 2021, the entry into force of which is subject to judicial approval, the Company acknowledges that it was used by some of its former directors for the commission of illegal acts up to in 2016 and agrees, consequently, to pay a civil compensation to the State for a total amount of S/321.9 million and US$41.1 million. As of December 31, 2021, the amount equivalent to the present value resulting from the amounts descrived above is recorded as one provision total S/164.6 million and US$18.9 million, equivalent to a total S/240.1 million.

Administrative process INDECOPI

i)
On March 9, 2021, Cumbra Peru S.A. was notified with an “Informe Final de Instrucción” prepared by INDECOPI’s Technical Secretary, in relation with the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system through with they illegaly distributed several contract tenders conducted by Provias Nacional and other govenmental entities. Such report was subject to approval by INDECOPI’s “Comision de Defensa de la Libre Competencia”, which on November 15, 2021, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru filed an appeal against such ruling, suspending its application.  As of December 31, 2021, the Company and its legal advisors estimated a provision of S/52.6 million (S/24.5 million as of December 31, 2020).

ii)
On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by the National Directorate for the Investigation and Promotion of Free Competition under File 003-2020/CLC-IP, issuing Resolution 038-2021/DLC-INDECOPI of December 28, 2021, through which an administrative procedure is initiated penalty for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market for workers in the construction sector at the national level, during the period between the years 2011 to 2017. As of December 31, 2021, the Company and its legal advisors estimate a provision amounting to S/2.4 million in each of the subsidiaries.

Shareholder class action lawsuits in the Eastern District Court of New York

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of July 2, 2020, the Company signed the settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. The Company registered a provision of US$15 million (equivalent of S/49.8 million), the difference of US$5 million was covered by the professional liability insurance policy in accordance with the agreement signed with the insurance company. In september 2020 , the Company paid US$0.3 millones (equivalent to S/1.1 million).

On June 30, 2021, a first amendment to the agreement was signed, which stipulates a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the oustanding balance on September 30, 2021, and annual interest of 8%. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York.

On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest at an interest rate of 9% per year was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interest (as of December 31, 2020, US$14.7 million, equivalent to S/53.1 million, plus interest).

Other legal provisions

As of December 31, 2021, corresponds to civil, labor, administrative and contentious administrative contingencies estimated at S/34.2 million (S/32.1 million as of December 31, 2020).

b)	Provision for closure corresponds mainly to:

i)
Provisions for closure of wells of Unna Energia S.A. for S/71.1 million and contractual compliance with Petroperu for S/3.4 million (as of December 31, 2020, S/48.4 million and S/3.2 million, respectively);

ii)
In Red Vial 5 S.A. provision for costs associated with the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/5.1 million (as of December 31, 2020, S/4.5 million); and

iii)	Provisions for net liabilities assumed from the partner in the Consorcio Chicama Ascope and other minor liabilities for S/2.8 million in Cumbra Peru S.A.

The account movement for the periods ended December 31, 2020 and 2021 are as follows:

			Provision
	Legal	Tax	for well
	claims	claims	closure	Total

At January 1, 2020	221,592	10,787	50,116	282,495
Additions	121,404	3,161	2,450	127,015
Present value	3,604	-	2,182	5,786
Reversals of provisions	(30,806)	(2,458)	-	(33,264)
Reclasification	5,646	-	-	5,646
Payments	(3,938)	(3,314)	(1,799)	(9,051)
Translation adjustments / Exchange difference	9,366	-	-	9,366
At December 31, 2020	326,868	8,176	52,949	387,993

At January 1, 2021	326,868	8,176	52,949	387,993
Additions	59,109	30,505	10,815	100,429
Present value	19,627	-	9,780	29,407
Reversals of provisions	(13,027)	-	(2,957)	(15,984)
Reclasification	(11,410)	(299)	4,051	(7,658)
Desconsolidation of subsidiary	(1,657)	-	-	(1,657)
Payments	(26,863)	(916)	(185)	(27,964)
Translation adjustments / Exchange difference	11,738	-	8,022	19,760
At December 31, 2021	364,385	37,466	82,475	484,326

(i)
Corresponds to the presentation of the net position against the trade accounts receivable of the Talara Refinery Project that is in arbitration proceedings with the customer Tenicas Reunidas S.A.C of the subsidiary Cumbra Peru S.A. (Note 2.32-i).

23	EQUITY

a)	Capital

As of December 31, 2021 and 2020, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADS, equivalent to 27,327,548 ADSs at a rate of 5 shares per ADS.

As of December 31, 2020, a total of 190,863,050 shares were represented by ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.

As of December 31, 2021, the Company's shareholding structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in outstanding capital	shareholders	interest

Up to 1.00	1,561	7.32%
From 1.01 to 5.00	12	25.42%
From 5.01 to 10.00	5	39.29%
Over 10	2	27.97%
	1,580	100.00%

As of December 31, 2021, the Company's shares registered a stock price at the end of the year of S/1.37 per share and a trading frequency of  77.27% (S/1.72 per share and a trading frequency of 95.65% at 31 December 2020).

b)	Legal reserve

In accordance with the Peruvian General Law of Corporations, the legal reserve of the Company is constituted with the transfer of 10% of the annual profit until reaching an amount equivalent to 20% of the paid-in capital. In the absence of profits or unrestricted reserves, the legal reserve must be applied to the compensation of losses and must be replenished with the profits of subsequent years. This reserve may be capitalized; and its replacement is also mandatory.

c)	Voluntary reserve

As of December 31, 2020, and 2021, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d)	Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million; and by shares issued in 2019 an amount of S/138.1 million.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e)	Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2020 and 2021 were not distributed (Note 33).

24	DEFERRED INCOME TAX

As of December 31, deferred income tax is classified by its estimated reversal term as follows:

	2020	2021

Deferred income tax asset:
Reversal expected in the following twelve months	44,780	44,037
Reversal expected after twelve months	217,385	231,039
Total deferred tax asset	262,165	275,076

Deferred income tax liability:
Reversal expected in the following twelve months	(1,261)	1,424
Reversal expected after twelve months	(101,646)	(98,791)
Total deferred tax liability	(102,907)	(97,367)
Deferred income tax asset, net	159,258	177,709

The gross movement of the deferred income tax item is as follows:

	2020	2021

Opening balance	158,985	159,258
Debit (credit) to income statement (Note 29)	(9,652)	64,021
Discontinued operations	9,886	(40,686)
Other movements	39	(4,884)
Final balance	159,258	177,709

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

	Difference in		Work		Borrowing
Deferred income	depreciation	Deferred	in	Tax	costs
tax liabilities	rates	income	process	receivable	capitalized	PPA	Others	Total

At January 1, 2020	91,490	24,145	38,859	36,190	14,936	9,823	39,566	255,009
(Debit) credit to P&L	(1,831)	(8,239)	(16,740)	2,836	172	357	(18,381)	(41,826)
Discontinued operations	(2,734)	-	-	-	-	-	(510)	(3,244)
Reclassification	1,063	-	(4,916)	-	-	(1,263)	2,721	(2,395)
At December 31, 2020	87,988	15,906	17,203	39,026	15,108	8,917	23,396	207,544

(Debit) credit to P&L	(10,668)	(15,906)	30,439	3,028	(2,780)	12,476	(21,417)	(4,828)
Sale of a subsidiary	(3,836)	-	-	-	-	-	(883)	(4,719)
At December 31, 2021	73,484	-	47,642	42,054	12,328	21,393	1,096	197,997

		Accelerated			Accrual for				Earning	Unpaid
Deferred income		tax	Tax	Work	unpaid			Tax	stripping	Non domicilied
tax assets	Provisions	depreciation	losses	in process	vacations	Impairment	IFRS 9	Goodwill	rules	expenses	IFRS 16	Others	Total

At January 1, 2020	43,376	8,433	191,646	45,720	11,624	48,502	46,804	13,522	-	-	-	4,367	413,994
Debit (credit) to P&L	(36,338)	2,041	(8,767)	(12,298)	1,301	3,257	(10,874)	(4,518)	-	-	-	14,718	(51,478)
Discontinued operations	(1,792)	(1,667)	-	-	115	-	-	-	-	-	-	9,986	6,642
Reclassification	24,340	(1,154)	3,616	(28,630)	-	(507)	10,067	4,989	-	-	-	(15,116)	(2,395)
Others	-	-	-	-	-	-	-	-	-	-	-	39	39
At December 31, 2020	29,586	7,653	186,495	4,792	13,040	51,252	45,997	13,993	-	-	-	13,994	366,802

Debit (credit) to P&L	13,673	8,640	36,258	(4,792)	7,288	(21,834)	5,596	(2,407)	8,372	4,064	4,571	(236)	59,193
Sale of a subsidiary	(2,413)	-	(40,312)	-	(887)	-	-	-	-	-	-	(1,793)	(45,405)
Others	-	-	-	-	-	-	-	-	-	-	-	(4,884)	(4,884)
At December 31, 2021	40,846	16,293	182,441	-	19,441	29,418	51,593	11,586	8,372	4,064	4,571	7,081	375,706

As of December 31, 2021, the total tax loss amounts to S/639 million and is composed as follows:

		Tax loss
	Tax	application	Application			Statute of
	loss	method	2022	2023	Forward	limitations

Cumbra Peru S.A.	342,268	B	14,000	14,771	313,497	-
Vial y Vives - DSD S.A.	225,094	No applica	129,222	-	95,872	-
AENZA S.A.A.	32,092	A	32,092	-	-	2,025
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,989	B	82	952	14,955	-
GyM Chile S.p.A.	14,705	No applica	-	-	14,705	-
Carretera Andina del Sur S.A.C.	3,704	B	3,704	-	-	-
Consorcio Vial del Sur	3,508	A	3,508	-	-	2,025
Incolur DSD	1,537	No applica	-	-	1,537	-
Cumbra Ingeniería S.A.	2	A	2	-	-	2,025
	638,899		182,610	15,723	440,566

According to Peruvian legislation, there are two ways to compensate for tax losses:

1.
System A, it is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred. According to Legislative Decree No. 1481 of May 2020, the application term is extended until five (5) years with respect to the tax loss generated in fiscal year 2021.

2.	System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This option does not consider a statute of limitations.

25	WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing in the income statement for the years ended December 31 is shown below:

	2020	2021
Cost of sales of goods and services	2,147	7,650
Administrative expenses	23	1,238
	2,170	8,888

26	COSTS AND EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost
	of goods	Administrative
	and services	expenses	Total
2020
Salaries, wages and fringe benefits (i)	946,631	75,677	1,022,308
Services provided by third-parties	949,545	33,411	982,956
Purchase of goods	565,052	-	565,052
Other management charges	158,929	14,322	173,251
Depreciation (ii)	79,732	6,393	86,125
Amortization (Note 17)	93,135	4,138	97,273
Impairment of accounts receivable (iii)	32,215	4	32,219
Taxes	5,956	68	6,024
Recovery of property, plant and equipment	4,950	-	4,950
Impairment of investments	38	-	38
Inventory recovery	(30)	-	(30)
	2,836,153	134,013	2,970,166

	Cost
	of goods	Administrative
	and services	expenses	Total
2021
Salaries, wages and fringe benefits (i)	1,297,352	97,682	1,395,034
Services provided by third-parties	1,118,929	56,462	1,175,391
Purchase of goods	705,000	43	705,043
Other management charges	222,648	16,203	238,851
Depreciation (ii)	82,063	5,425	87,488
Amortization (Note 17)	101,578	3,642	105,220
Impairment of accounts receivable (iii)	9,420	2	9,422
Taxes	5,691	154	5,845
Impairment of property, plant and equipment	5,679	-	5,679
Impairment of inventory	2,984	-	2,984
	3,551,344	179,613	3,730,957

(i) For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2020	2021

Salaries	756,873	1,068,013
Statutory gratification	85,010	96,612
Social contributions	57,225	75,395
Employee’s severance indemnities	55,523	66,827
Vacations	39,499	49,409
Workers' profit sharing (Note 25)	2,170	8,888
Others	26,008	29,890
	1,022,308	1,395,034

(ii) For the years ended on December 31, the depreciation comprises the following:

	Cost
	of goods	Administrative
	and services	expenses	Total
2020
Property, plant and equipment (Note 16.2)	66,479	5,432	71,911
Right-of-use assets (Note 16.3)	10,840	961	11,801
Investment property (Note 16.1)	2,413	-	2,413
	79,732	6,393	86,125

	Cost
	of goods	Administrative
	and services	expenses	Total
2021
Property, plant and equipment (Note 16.2)	60,230	4,610	64,840
Right-of-use assets (Note 16.3)	17,517	815	18,332
Investment property (Note 16.1)	4,316	-	4,316
	82,063	5,425	87,488

(iii) For the years ended December 31, the impairment of accounts receivable includes the following:

	2020	2021
Trade accounts receivables (Note 10)	19,772	1,061
Other accounts receivable (Note 13.i)	12,318	1,177
Accounts receivable from related parties	129	7,184
	32,219	9,422

27	FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2020	2021

Financial income:
Interest on loans to third parties	863	442
Profit for present value of financial asset or financial liability	32,734	3,127
Interest on short-term bank deposits	2,353	959
Commissions and collaterals	601	55
Interest on mutual funds	537	287
Others	2,228	903
	39,316	5,773

Financial expenses:
Interest expense on:
- Bank loans (a)	63,435	56,534
- Bonds	26,771	36,830
- Loans from third parties	12,612	12,642
- Right-of-use	4,259	3,982
- Financial lease	1,187	862
Commissions and collaterals	28,083	24,263
Interests from Tax Administration	4,827	14,236
Loss for present value of financial asset or financial liability (b)	4,552	53,757
Update of fair value of financial liability (c)	-	12,402
Exchange difference loss, net	3,766	47,211
Derivative financial instruments	64	-
Other financial expenses	1,686	1,099
Less capitalized interest	(4,887)	(1,244)
	146,355	262,574

(a)
The variation in interest corresponds mainly to Inversiones en Autopistas S.A. which decreased by S/4.5 million due to the loan with BCI Peru (Nota 18-d) and AENZA S.A.A, which decreased by S/4.8 million due to the cancellation of the debt with CS Peru Infrastructure Holdings LLC (Note 18 a-iii); on the other hand, Cumbra Peru increased by S/5 million for various promissory notes.

(b)
The increase is mainly generated by the effect of the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/32.6 million (Note 12), due to the variation of the discount rate applied, which increased from 1.65% to 2.73%. Additionally, increase by the effect of the present value of the account payable according to the Acta de Acuerdo Preparatorio de Colaboración y Beneficios – “The Agreement” for S/17 million (Note 1-d).

(c)	The increase corresponds entirely to Inversiones en Autopistas S.A. for the recognition of the fair value of the loan with BCI Peru (Note 18-d).

28	OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2020	2021
Other income:
Change in contract of the call option (a)	-	70,322
Sale of assets	9,118	9,618
Recovery of provisions and impairments	6,501	6,070
Insurance compensation	156	3,728
Penalty income	1,168	1,883
Supplier debt forgiveness	14,545	-
Others	4,072	5,593
	35,560	97,214

Other expenditures:
Asset impairment (b)	103,074	20,285
Civil repair to the Peruvian Government	64,571	86
Legal and tax litigation (c)	32,186	59,184
Net cost of fixed assets disposal	6,478	7,794
Provision for well closure	112	7,211
Disposal of property, plant and equipment	501	3,764
Present value of the call option	2,326	-
Administrative fine	2,056	2,068
Renegotiation of contract with suppliers	4,889	176
Others	549	1,123
	216,742	101,691
	(181,182)	(4,477)

a)
As of December 31, 2021, the subsidiary Cumbra Peru S.A. renegotiated the payment for the purchase of shares from the minority of the subsidiary Morelco S.A.S., such renegotiation ended with the signing of a new acquisition agreement for an amount of US$15.4 million, disregarding the original put option agreement. Consequently, the Company recorded "other income - results from valuation of financial instruments" for an amount of S/70.3 million in the statement of income in 2021 (Note 21-c).

b)
As of December 31, 2021 corresponds mainly to the impairment of other accounts receivable of S/19.9 million, as a consequence of the financial obligation assumed by AENZA S.A.A. in favor of Adexus S.A.(Note 13-i). As of December 31, 2020 corresponds to: i) impairment of other accounts receivable generated by the subsidiary Concesionaria Vía Expresa Sur S.A. for S/55.8 million, as a consequence of the new estimates of the Company on the recovery of the investment it maintains in the project; ii) impairment of other accounts receivable of CAM Holding S.p.A. for S/12.5 million for claims accepted against the guarantee account; iii) impairment of trade receivables generated by the subsidiary Unna Transporte S.A.C. for S/33.7 million to the Regional Government of Cusco iv) other minor for S/0.5 million of other receivables and S/0.5 million of trade receivables.

c)
As of December 31, 2021, corresponds mainly to the penalty imposed by the Technical Secretariat of INDECOPI to the subsidiary Cumbra Peru S.A. for S/28.1 million and to the subsidiary Unna Transporte S.A.C. for S/2.4 million (Note 22-a), additionally, tax penalties for income tax in AENZA S.A.A. for S/18.2 million, Cumbra Peru S.A. for S/9.5 million and Cumbra Ingenieria S.A. for S/0.9 million (as of December 31, 2020, exposure of the fine by the Technical Secretariat of INDECOPI of the subsidiary Cumbra Peru for S/24.5 million (Note 22-a) and other minor proceedings for S/7.7 million).

29	TAX SITUATION

a)
Each company of the Corporation is individually subject to the applicable taxes in Peru, Chile and Colombia. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Income Tax Law in Colombia

With the entry into force of the law 2010 of December 2019 law of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, the following was stipulated as of January 1, 2020.

The income tax rate applicable to national societies, permanent establishments and foreign legal entities will be 32%, 31% and 30% for the periods 2020,2021 and 2022, respectively.

Payments abroad for interest, commissions, fees, royalties, leases, personal services are subject to withholding tax at the rate of 20%. Payments for consulting, technical services and technical assistance provided by non-residents are subject to the 20% withholding tax rate. Payments for financial returns to non-residents are subject to the 15% withholding tax rate. Payments to the parent company for management fee, are subject to the 33% withholding tax rate.

In case of an increase in taxable income of 30% with respect to the previous year, for fiscal years 2020 and 2021, the statute of limitation of the returns would be six (6) months and in the case of a 20% increase year will be close at month twelve (12).

c)	The income tax expense shown in the consolidated statement of income comprises:

	2020	2021

Current income tax	52,556	107,721
Deferred income tax (Note 24)	9,652	(64,021)
Income tax expense	62,208	43,700

d)    The Corporation’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2020	2021

Loss before income tax	(111,212)	(46,614)

Income tax by applying local applicable tax
rates on profit generated in the respective countries	(34,133)	(13,182)
Tax effect on:
- Non-deductible expenses	47,761	33,489
- Provision of tax contingencies	(3,421)	14,240
- Change in prior years estimations	2,213	8,492
- Unrecognized deferred income tax asset	24,930	1,459
- Equity method (profit) loss	(227)	254
- Non-taxable income	(22)	(57)
- Reversal of deferred income tax asset	7,950	-
- Non-recoverable item	19,794	-
- Adjustment for changes in rates of income tax	(240)	-
- Others	(2,397)	(995)
Income tax	62,208	43,700

e)
The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2021 income tax rates of 29.5%, 27% and 31% respectively (29.5%, 27% and 32% for 2020). Red Vial 5 S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A. and Unna Energia S.A. (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

	Rates	Utility
	Taxes	before the
	local	Tax	Tax
Country	Applicable	to Rent	to rent
	(A)	(B)	(A)*(B)

2020
Peru	29.50%	(130,909)	(38,612)
Peru - Red Vial 5 S.A.	27.00%	(2,029)	(548)
Peru - Tren Urbano de Lima S.A.	30.00%	87,521	26,256
Peru - Via Expresa Sur S.A.	30.00%	(53,697)	(16,109)
Peru - Unna Energia S.A.	29.00%	(1,930)	(540)
Chile	27.00%	5,401	1,458
Colombia	32.00%	(11,178)	(3,577)
Bolivia	25.00%	(13)	(3)
México	30.00%	(1,283)	(385)
Unrealized gains		(3,095)	(2,073)
		(111,212)	(34,133)

	Rates	Utility
	Taxes	before the
	local	Tax	Tax
Country	Applicable	to Rent	to rent
	(A)	(B)	(A)*(B)

2021
Peru	29.50%	(76,324)	(22,516)
Peru - Red Vial 5 S.A.	27.00%	40,473	10,928
Peru - Tren Urbano de Lima S.A.	30.00%	61,484	18,445
Peru - Via Expresa Sur S.A.	30.00%	(3,804)	(1,141)
Peru - Unna Energia S.A.	29.00%	24,699	6,916
Chile	27.00%	(71,692)	(19,357)
Colombia	32.00%	1,040	322
Bolivia	25.00%	59	15
México	30.00%	(288)	(86)
Unrealized gains		(22,261)	(6,708)
		(46,614)	(13,182)

f)
Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, years 2017 through 2021 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2018 to 2021 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2019, 2020 and 2021 are open for tax audit by Colombian tax authorities. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

g)
In accordance with current Peruvian legislation, for purposes of determining income tax and general sales tax, the transfer prices of transactions with related companies and companies resident in low or no tax territories must be considered, for which purpose documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company's operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, as of December 31, 2021.

h)	Temporary tax on net assets (ITAN)

Is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/1 million.

The amount effectively paid may be used as a credit against payments on account of income tax or against the provisional tax payment of the income tax of the related period.

i)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

-	Unna Energia S.A. S/29.3 million in 2021
-	Viva Negocio Inmobiliario S.A. S/1.6 million en 2021
-	Morelco S.A.S. S/4.8 million in 2021

30	OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below:

				Exchange
		Foreign	Increase in	difference from
		currency	fair value of	net investment
	Cash flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation	Total

As of January 1, 2020	594	(69,282)	7,461	(9,954)	(71,181)
(Charge) credit for the year	(594)	8,158	-	708	8,272
Other comprehensive income of the year	(594)	8,158	-	708	8,272
As of December 31, 2020	-	(61,124)	7,461	(9,246)	(62,909)

(Charge) credit for the year	-	(5,957)	-	(425)	(6,382)
Other comprehensive income of the year	-	(5,957)	-	(425)	(6,382)
As of December 31, 2021	-	(67,081)	7,461	(9,671)	(69,291)

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2020	2021
Controlling interest	8,272	(6,382)
Non-controlling interest	114	(33)
Total value in OCI	8,386	(6,415)

31	CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of Management and its legal advisors, the provisions registered mainly for civil lawsuits, labor dispute processes, contentious and administrative processes and tax claims are sufficient to cover the results of these probable contingencies (Note 22).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/288.8 million according to the following detail:

Claim process before SUNAT regarding the results of income tax audits from 2014 to 2016 amounting to S/211.6 million (S/109.2 million of AENZA S.A.A., S/78.8 million of Cumbra Peru S.A., S/17.2 million of Cumbra Ingenieria S.A., S/3 million of CCDS, S/2.5 million of Consorcio Constructor Chavimochic and S/0.9 million of Unna Transporte S.A.C.).

Appeal process before the Tax Court regarding the results of income tax audits for the years 2009, 2012 to 2014 and 2016 amounting to S/77.2 million (S/46.1 million of AENZA S.A.A., S/22.5 million of Cumbra Peru S.A., S/5.1 million of Cumbra Ingenieria S.A. and S/3.5 million of Viva Negocio Inmobiliario S.A.).

Management estimates that all the afore mentioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

The Company considers that the maximum exposure for other contingencies of the Corporate amounts to S/84.7 million according to the following detail:

- Administrative processes amounting to S/12.6 million (Cumbra Peru S.A. for S/5.4 millon,Tren Urbano de Lima S.A. for S/4.9 million, AENZA S.A.A for S/2 million and Unna Energia S.A. for S/0.3 million).

- Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money amounting to S/59.8 million (Cumbra Peru S.A. for S/52.6 million, Red Vial 5 S.A. for S/1.5 million, Cumbra Ingenieria S.A. for S/3.8 million, Unna Transporte S.A.C for S/1.1 million and Viva Negocio Inmobiliario S.A. for S/0.8 million).

- Contentious administrative process, corresponding mainly to non-compliance amounting to S/3.7 million (Unna Energia S.A. for S/1.9 million, Morelco SAS for S/1.1 million and Cumbra Peru S.A. for S/0.7 million).

- Labor dispute processes amounting to S/8.6 million (Morelco SAS for S/5.9 million, Unna Energia S.A. and subsidiaries for S/1.9 million, Unna Transporte S.A.C for S/0.6 million and Viva Negocio Inmobiliario S.A. for S/0.2 million).

c) Letters bonds and guarantees

The Corporate maintains letters of guarantee and guarantees in force in various financial institutions guaranteeing operations for US$372.4 million (US$427.5 million as of December 31, 2020).

32	BUSINESS COMBINATIONS

Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control through its subsidiary Cumbra Peru S.A., with the purchase of 70% of its shares representing the capital stock. Morelco S.A.S. is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Corporate’s expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

As of December 31, 2014, the Company determined goodwill on this acquisition based on an estimated purchase price of US$93.7 million (equivalent to S/277.1 million) which included cash payments made of US$78.5 million and estimated payables of US$15.1 million (equivalent to S/45.7 million), which according to what was agreed between the parties, would be defined after the review of the balance sheet of the acquired entity mainly referring to working capital, cash and financial debt and the determination of the definitive value of the contracted works pending to execute (backlog) of the acquired business. The estimated purchase price was distributed among the provisional fair values of the assets acquired, and liabilities assumed.

As a result of this distribution, a goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

Non-controlling interest put and call options

In accordance with the shareholders’ agreement entered into for the purchase of Morelco S.A.S., Cumbra Peru S.A. signed put and call option contract on 30% of the shares of Morelco held by the non-controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that the Company paid to acquire 70% of Morelco shares.

The Company obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Into IFRS framework, the put option represents an obligation for the Company to purchase shares of the non-controlling interest and, consequently, the Corporation recognizes a liability measured by the fair value of that option, as of December 31, 2020, the value of the liability amounts to S/118.6 million (as of December 31, 2019, it was S/106.4 million). Because the Corporation concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves.

On April 30, 2019, an addenda No. 01 was signed to the shareholders Agreement, which modifies:

Section 7.3 sale option in favor of the Initial shareholder, for the following:
“As of December 31, 2020 and for a term of six (6) months, the initial shareholder may exercise a selling option, only once, for a number of shares held by the Initial shareholder equivalent to sixty-six point sixty-seven percent (66.67%) of the shares held by the Initial shareholder at the time of exercising the Low sale option this sub-clause (sale option 1). As of December 31, 2022 and for a term of six (6) months, the Initial shareholder may at any time exercise a sale option, for one time only, for the totality and not less than the totality of the shares held by the Initial shareholder at the time of exercising the sale option under this subclause. Notwithstanding the foregoing, if Cumbra Peru S.A. does not fulfill its obligations subject to the option of sale 1 within the period indicated in paragraph b of this Section 7.3, the term established for the exercise of option 2 is accelerated and may be exercised by the Initial shareholder at any time after the day following expiration of said period by sending a Notification of the option of sale to Cumbra Peru S.A., so that in such event Cumbra Peru S.A. will only fulfill its obligations by purchasing one hundred (100%) of the shares held by the previous shareholder”.

In 2021, Cumbra Peru renegotiated the terms of the Agreement and on December 15, 2021 acquired directly and indirectly (through its subsidiary Cumbra Inversiones Colombia S.A.S) the entire non-controlling interest for US$15.4 million and maintains a payable of US$7 million (equivalent to S/28 million - Note 21 c). As a result of the renegotiation of the put option liability, the Company recognized income of S/70.3 million in item "other income and other expenses, net" (Note 28) and derecognized the non-controlling interest.

33	DIVIDENDS

In compliance with certain covenants the Company will not pay dividends, except for the transactions with non-controlling interests described in Note 35-c). Certain debt or other contractual obligations may restrict the ability to pay dividends in the future. Additionally, the "Preparatory Agreement for Effective Collaboration" does not permit the distribution of dividends until 40% of the total amount of the committed Civil Redress described in Note 1-d) has been amortized.

For the period ended December 31, 2021, the Corporation's subsidiaries have paid dividends to their noncontrolling unitholders of S/43 million (S/82.4 million for the same period in 2020).

34	LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

For the periods ended December 31, 2020 and 2021, the basic loss per common share is as follows:

		2020	2021

Loss attributable to owners of the Company
during the period		(217,871)	(153,210)
Weighted average number of shares in issue
at S/1.00 each, at December 31,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.250)	(0.176)

		2020	2021

Loss from continuing operations attributable to owners
of the Company during the period		(200,947)	(126,436)
Weighted average number of shares in issue
at S/1.00 each, at December 31,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.230)	(0.145)

(i) The Corporation does not have common shares with dilutive effects as of December 31, 2020 and 2021.

35	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of additional non-controlling interest

During 2016, GyM Chile S.P.A. acquired additional 13.69% of shares in Vial y Vives - DSD S.A. at a total purchase price of S/51.1 million; the carrying values of the non-controlling interest at the dates of acquisitions totaled S/35.7 million. The Corporation discontinued recognizing the related noncontrolling interest, recording a decrease in equity attributable to owners of the Company of S/15.4 million. As of December 31, 2021, there is an outstanding balance of S/25.3 million (S/27.6 million in 2020) (Note 21).

b)	Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A. for the realization of real estate projects. As of December 31, the balances include:

	2020	2021

Contributions received	18	182
Returns of contributions	(15,743)	(27,286)
Decrease in equity of non controlling parties	(15,725)	(27,104)

36	OPERATIONS OF SUBSIDIARY ADEXUS S.A. RECLASSIFIED AS DISCONTINUING OPERATIONS

On November 19, 2019, Adexus filed a petition for bankruptcy reorganization under Chilean Law 20,720 before the Chilean courts.  As a result, the Company impaired the total investment in that subsidiary at the end of 2019.  On January 9, 2020, the Company reported that the meeting of creditors of Adexus approved with the favorable vote of more than 80% of the pledgees and 85% of the secured creditors, respectively, the judicial reorganization agreement proposed by Adexus under the reorganization proceeding.

On December 27, 2021, the Company entered into a purchase and sale agreement for its entire interest (representing 100%) in Adexus S.A. (hereinafter “Adexus”).  The sale price was agreed at US$1. On January 5, 2022, the Judicial Court in this case approved the modification of the Judicial Reorganization Agreement filed by Adexus, which allows the transfer of Adexus shares.

The financial result and cash flow information of the discontinued operation related to Adexus S.A. is presented below:

	2020	2021

Revenues	167,624	162,967
Operating costs	(157,268)	(157,299)
Gross profit	10,356	5,668

Administrative expenses	(18,896)	(21,698)
Other (expenses) income, net	(1,664)	20
Operating loss	(10,204)	(16,010)

Financial expenses	(10,588)	(15,847)
Financial income	104	121
Loss before income tax	(20,688)	(31,736)
Income tax	3,764	4,962
Loss from discontinued operations	(16,924)	(26,774)

Net effect in consolidated	(16,924)	(26,774)

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	27,894	786
Investing cash flows	(3,301)	(3,573)
Financing cash flows	(21,016)	8,449
Net increase generated in subsidiary	3,577	5,662

37	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Capital increase

In accordance with the terms and conditions of the convertible bond, holders of 11,000 Convertible Bonds, each with a par value of US$1,000 and for a principal amount equivalent to US$11 million, communicated the exercise of their conversion rights.

On February 28, 2022, the Company issued provisional certificates for 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased its capital stock from S/871,917,855 to S/ 909,718,928; and with respect to the convertible bonds, the principal balance to date amounts to US$79 million.